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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       INTERGLOBAL WASTE MANAGEMENT, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

           CALIFORNIA                                   95-4776838
  (STATE OR OTHER JURISDICTION              (I.R.S. Employer Identification No.)
OF INCORPORATION OR ORGANIZATION)

                                 820 CALLE PLANO
                           CAMARILLO, CALIFORNIA 93012
           (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES INCLUDING ZIP CODE)

                                 (805) 388-1588
               (REGISTRANT'S TELEPHONE NUMBER INCLUDING AREA CODE)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                      NONE

        Securities to be registered pursuant to Section 12(g) of the Act:

                         COMMON STOCK, WITHOUT PAR VALUE

                        (TITLE OF CLASS TO BE REGISTERED)

        The registrant had 60,359,919 shares of its common stock issued and outstanding as of April 5, 2001.






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                                TABLE OF CONTENTS

PART I.....................................................................1

ITEM 1.  DESCRIPTION OF BUSINESS...........................................1

         INTRODUCTION......................................................1

                  Overview of the Company and the Wastewater
                  Treatment Market.........................................1

                  Overview of the Company's Product Under Development......2

         HISTORY OF THE COMPANY AND FORMATION..............................4

         RESEARCH AND DEVELOPMENT..........................................4

         CAPITAL INVESTMENT................................................5

         MARKETING AND SALES...............................................5

         MANUFACTURING.....................................................6

         REGULATORY AND ENVIRONMENTAL MATTERS..............................6

         PATENTS AND TRADEMARKS............................................6

                  Trademarks...............................................6

                  Domain Names.............................................6

                  Patents..................................................6

         FOREIGN OPERATIONS................................................7

                  IWM Spain................................................7

                  Other Foreign Operations.................................7

         EMPLOYEES.........................................................7

         OVERVIEW OF INDUSTRY/COMPETITION..................................7

                  Wastewater Treatment.....................................7

                           Underserved Markets.............................7

                  Current Waste Water Treatment Systems....................8

                           Deep-Trench System/Non-Lagoon...................8

                           Flush Tank System/Lagoon........................8

                           Pull Plug System/Lagoon.........................9

                  Instrumentation..........................................9


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                  Instrument Production...................................10

                  Pricing.................................................10

                  Reports to Security Holders.............................10

         RISK FACTORS.....................................................11

         FORWARD-LOOKING STATEMENTS.......................................12

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION........12

         RESULTS OF OPERATIONS............................................12

         REVENUES.........................................................12

         COST OF GOODS SOLD...............................................12

         SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES....................13

         RESEARCH AND DEVELOPMENT.........................................13

         INTEREST EXPENSE.................................................13

         LIQUIDITY AND CAPITAL RESOURCES..................................13

ITEM 3.  DESCRIPTION OF PROPERTY..........................................14

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...14

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.....15

ITEM 6.  EXECUTIVE COMPENSATION...........................................17

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS...................18

ITEM 8.  DESCRIPTION OF SECURITIES........................................19

         ADDITIONAL INFORMATION...........................................19

         SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS; MARKET DATA...19

PART II...................................................................20

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND RELATED STOCKHOLDER MATTERS....................20

         Market Information...............................................20

         Holders..........................................................21




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         Dividends........................................................21

ITEM 2.  LEGAL PROCEEDINGS................................................21

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS....................21

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES..........................21

         FOUNDERS.........................................................21

         KENSINGTON GROUP.................................................21

         HOSPITALITY ACQUISITION..........................................21

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS........................21

Part F/S..................................................................22

PART III...............................................................III-1

ITEM 1.  INDEX TO EXHIBITS.............................................III-1

SIGNATURES.............................................................III-1




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PART I

ITEM 1.  DESCRIPTION OF BUSINESS.

         ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, INCLUDED IN THIS REGISTRATION STATEMENT, INCLUDING, WITHOUT LIMITATION, THE STATEMENTS UNDER "DESCRIPTION OF BUSINESS" AND "MANAGEMENT'S DISCUSSION AND ANALYSIS" ARE, OR MAY BE DEEMED TO BE, FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934. IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE DISCUSSED IN SUCH FORWARD-LOOKING STATEMENTS ("CAUTIONARY STATEMENTS") INCLUDE: OUR INABILITY TO COMPETE EFFECTIVELY, ALTERNATIVE TECHNOLOGIES WHICH POSE COMPETITIVE THREATS, OUR RELIANCE ON OUTSIDE SUPPLIERS FOR COMPONENTS, INTERRUPTION FROM OUR SERVICE PROVIDERS, OUR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR EXPOSURE TO REGULATORY AND GENERAL ECONOMIC CONDITIONS IN OUR NON-U.S. OPERATIONS, OUR DEPENDENCE ON CAPITAL-RAISING EFFORTS AND LIQUIDITY FACTORS, INSUFFICIENT OPERATING CASH FLOW, OUR INABILITY TO ATTRACT AND RETAIN KEY PERSONNEL, OUR INABILITY TO MANAGE GROWTH, LACK OF REGULATION OF WASTEWATER MANAGEMENT, RETAINED CONTROL BY OUR PRINCIPAL STOCKHOLDERS, NO MARKET FOR OUR SECURITIES, OUR LIMITED OPERATING HISTORY, AND OUR DEPENDENCE ON SOPHISTICATED INFORMATION PROCESSING SYSTEMS. ALL SUBSEQUENT WRITTEN AND ORAL
FORWARD-LOOKING STATEMENTS ATTRIBUTABLE TO INTERGLOBAL WASTE MANAGEMENT, INC. OR PERSONS ACTING ON BEHALF OF THE COMPANY ARE EXPRESSLY QUALIFIED IN THEIR ENTIRETY BY SUCH CAUTIONARY STATEMENTS.

INTRODUCTION

         OVERVIEW OF THE COMPANY AND THE WASTEWATER TREATMENT MARKET

         We specialize in the manufacture, marketing and servicing of water quality instrumentation products and have developed technologies for the intended development, commercialization, manufacturing and distribution of wastewater treatment, management and monitoring products. These products are intended for use, throughout the world, by animal breeders and other animal farms. To date, there are no mass-produced wastewater treatment, management and monitoring products that are available to animal farm operators. Typically, when animal farm operators need to treat the waste of their animals, the waste remains in settling ponds where it slowly decomposes. This type of disposal process creates severe and pervasive environmental problems for the land where the waste is stored. Settling ponds permit the waste to decompose naturally, but this process is extremely slow and contaminates the land where the ponds are located, and creates an environmental hazard as excess nutrients run off to neighboring water systems or seep into the soil. In addition to water pollution, the pervasive stench of animal excrement can pollute the air for miles, creating a further nuisance. Moreover, excessive rainfall can cause such systems to fail, which may result in extensive contamination of watersheds, damage to ecosystems and threats to human health. The waste disposal problems have manifested themselves as international emergencies which are evidenced by the outbreaks of contagious diseases as a result of animal waste disposal methods, or lack thereof.




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                  The United States Environmental Protection Agency (the "EPA")
is proposing regulations, which are currently in the comment phase, to establish guidelines governing the disposal of effluent or waste. Such guidelines, if adopted, will specifically regulate the waste derived from animal feeding operations ("AFOs").

         AFOs include, but are not limited to, hog farms, dairies, cattle feedlots and poultry farms. The AFO market may be grouped in the following categories:

         1. Small and medium-sized independently run owner-operated animal farms;
         2. Medium-sized owner-operated animal farms aligned with or contracted to a corporate animal farm;
         3.       Large owner-operated animal farms; and
         4.       Corporate animal farms.

         OVERVIEW OF THE COMPANY'S PRODUCTS UNDER DEVELOPMENT

         In response to the referenced environmental hazards and the possible implementation of regulations proposed by the EPA, we have undertaken the development of a solution - a wastewater processing unit we have named "BIOLOC." BIOLOC uses an innovative electrochemical process that rapidly and economically removes suspended solids from wastewater generated by AFOs. BIOLOC takes wastewater that has been prescreened to mechanically remove coarse solids, and processes it to remove the majority of the suspended solid material within the water stream. After exposure to the electrolytic cell, the primary reagent is mixed with the waste to form a floc. A polymer is then added to cause the resulting material to agglomerate. This facilitates the removal of the solids through a mechanical separation process. BIOLOC is controlled by an onboard microprocessor that is able to act as a data logger that collects data so that it can be reported back to the animal farm operator via the Internet and assist in the operation of the environmental and farm management systems. The information delivered to the animal farm operator by this invaluable farm management tool provides confirmation that the water has been treated to suitable standards, and assists in the regulation of soil nutrients, moisture levels in the soil, lagoon levels and the disposal of treated water.

         BIOLOC consists of a suite of five monitoring and control devices which are comprised of the following:

         a. a number of soil moisture sensors that provide accurate measurement of moisture in the soil by volume;

         b. a lagoon level sensor that is installed in the animal farm operator's holding lagoon and alerts the farmer if freeboard levels within the lagoon are exceeded;




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         c.       an integrated weather station that monitors temperature,
                  humidity, rainfall, wind direction and barometric pressure;

         d. a control unit that receives input from the soil moisture sensor, the lagoon level sensor and the integrated weather station; and

         e. the control software, that assists the animal farm operator in responding to data gathered by all components of the system and controls critical farm devices such as effluent irrigators.

         Our BIOLOC system will assist the animal farm operator to balance nutrients in the soil. As a result, there will be little to no build-up of nutrients in the soil creating a significant reduction in the general hazards to the environment.

         We have made significant progress in the development of an Environmental Management System ("EMS") which will be used to assist the animal farm operator in complying with EPA regulations. We currently anticipate that our development efforts for the first generation EMS should be completed by August, 2001. Reports generated by EMS will assist farmers in complying with current and emerging environmental requirements. Our first EMS will focus on AFOs, but we intend to adapt EMS for application in all farming operations.

         BIOLOC will be very easy to ship and install. The system is a self-contained unit, which may be shipped directly to a farm and quickly made operational. The system is positioned on a prepared infrastructure between the shed, where the animals are fed, and the lagoon or sump, where the waste is held. The effluent coming out of the shed is channeled to BIOLOC. The treated, dramatically improved, effluent is then flushed out to the lagoon. Our system does not yet produce potable water, but we are in the process of developing a number of enhancements that would accomplish this level of treatment. In its current configuration, the system produces a water quality that can immediately be irrigated onto pastures or crops in a sustainable manner. Our system has the potential to make a huge contribution to the environmental performance of AFOs. Odors emanating from the farms are significantly reduced and the general environment in and around the farm is greatly improved.

         Our wastewater treatment system is extremely affordable to manufacture and, in comparison to customized systems that are presently available to animal farm operators, it is cost-effective to own and operate.




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Accordingly, we believe that BIOLOC is both economical and effective in meeting the environmental and business demands of the animal farm operators.

         Implementation of our technology should improve an animal farm operator's bottom line profit. We believe that the improvement of the environment within the barns of animal farm operators will reduce the mortality rates of hogs or other livestock, improve the working conditions for farm employees and reduce the risk of expansive fines for regulatory violations. We expect that products that specialize in disposing of wastewater in a manner that contributes to the overall environmental maintenance and the clean-up of the AFOs will address a significant need in a large market and, therefore, should be in great demand, both domestically and internationally.

         The initial pilot plant for the system was built in Utah on September 1, 1998. An onsite working model was constructed in the Hunter Valley in New South Wales, Australia, in 1999, and this plant was used to test new components, further develop the technology deployed in our system and confirm that these concepts work correctly. A demonstration unit has been constructed in Brisbane, Australia to enable us to analyze it further to optimize the design. A portable unit of our system has been tested in Mississippi, and three similar units are presently being tested in the southeastern United States. Fully mechanized production of our system is anticipated to begin by the third quarter of 2001.

HISTORY OF THE COMPANY AND FORMATION

         Our company was incorporated in California on January 12, 2000. On June 23, 2000 we acquired all of the issued and outstanding shares of capital stock of Royce Instrument Corporation ("Royce") from Royce's former shareholders, for a purchase price of $391,857 in cash (which was used to redeem a portion of the Royce shares) and 272,096 shares of common stock of the Company valued at $408,144 (which were issued to the remaining Royce shareholders). Royce is located in Louisiana and is engaged in the manufacturing, marketing and servicing of wastewater treatment and water quality instrumentation. The manufacturing of the BIOLOC system will take place in New Orleans with certain components produced by our manufacturing subsidiary. On September 8, 2000 we formed IWM Espana, S.A., located in northeastern Spain, to sell our products to AFOs in the region.

         On October 25, 2000, pursuant to an Agreement and Plan of Merger, the Company issued an aggregate of 2,914,913 shares of common stock to certain creditors of Hospitality Companies, Inc., a Texas corporation ("Hospitality"), and Halter Financial Group, Inc. ("Halter"). Such shares were issued in accordance with Section 1145 under the United States Bankruptcy Code. Accordingly, the transaction was exempt from the registration requirements of
Section 5 of the Securities Act of 1933. We formed a wholly owned subsidiary, IWM Subsidiary, Inc., to effect the Agreement and Plan of Merger. At the time of the merger, Hospitality had no assets, liabilities, or operations. In effect, Hospitality was recapitalized with the resultant capital offset by the purchase price of $4,372,370. In addition to being issued shares as a creditor of Hospitality, Halter was paid $360,000 for merger transaction services, which is included in selling, general, and administrative expenses. In addition, the Private Financing Group ("PFG") assisted the Company with the transaction and was paid $350,000 and received 1,457,456 shares of common stock valued at $2,186,184 as advisory fees, which is included in selling, general, and administrative expenses. Jay Bartelstone, Managing Director of PFG, and its sole owner is a director of the Company. See Part I, Item 7.

         On January 24, 2001, we completed the acquisition of all of the shares of PolyCast, Inc. a Louisiana corporation. PolyCast is a specialty polymer molding company that uses liquid polymers to produce prototypes, electronic encapsulations, potting and parts that are not manufacturable with other polymer processing techniques. The PolyCast shareholders exchanged 100% of their common stock for 200,000 shares of the Company's common stock.

         We are led by a seven-member senior management team with experience in agribusiness, business development, marketing, mergers and acquisitions. As of March 31, 2001, we had 26 employees at our corporate headquarters, 53 employees at our manufacturing facilities and four employees in our foreign distribution division.

RESEARCH AND DEVELOPMENT

         We focus on research, development and marketing of cost-effective, sustainable technologies to treat wastewater. To date, most of our research and development activities have been concentrated on the BIOLOC system. In addition, we are in the process of developing and refining a gasification process for burning the solids separated by the BIOLOC process. Also, as previously mentioned, we are developing a process to




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further treat the liquid emanating from the BIOLOC process, to convert it into potable water.

         We paid IWM Proprietary, Ltd., an Australian Company ("Proprietary"), $1,594,390 (including stock-based compensation of $158,396 paid by Proprietary to an outside consultant), for costs and expenses incurred for research and development of the BIOLOC system through December 31, 2000. We have an exclusive licensing agreement for the use of this technology in exchange for our reimbursement of all costs incurred by Proprietary. As of December 31, 2000, development of the BIOLOC technology by Proprietary was substantially complete. Thomas Williams, the Chief Executive Officer and a principal shareholder of the Company, owns 50% of Proprietary. See Part I, Item 7.

         In June, 2000, we entered into an agreement with Photonic Sensor Systems, Inc. ("Photonic"), whereby Photonic granted us the exclusive, worldwide license to use and sell its optical sensor chip technology in five new applications to be developed by Photonic. This technology will be sold by us throughout the world.

         Photonic will retain the exclusive right to make or have made the optical sensor chips. The purchase price per chip will be determined in good faith between the parties. The Company agreed to purchase from Photonic, beginning in 2005, not less than $2 million of optical sensor chips per year; beginning in 2007, the minimum purchase requirement increases to $3 million per year for the balance of the term of the agreement.

         The Company agreed to pay Photonic $250,000 within six months of the execution of the agreement for the development of the first new application for the optical sensor chip technology. Subsequent payments totaling $1,000,000 are payable over a period of not less than four years, at a rate not less than $250,000 per year. As of December 31, 2000, the Company had paid Photonic $170,000, which was charged to research and development expense.

CAPITAL INVESTMENT

         Currently, our manufacturing subsidiary is our sole source of operating revenues. Our wastewater treatment system is in its testing stages, and the mass manufacturing of our BIOLOC system has not started. Therefore, we are heavily dependent on capital infusions from investors to continue the testing phase of the development of our system. Although we anticipate that we will be able to begin mass production and distribution of our system within the next six months, this course of action will heavily depend on our capital-raising efforts. Furthermore, we are researching and developing other product lines for the gasification of solids and the conversion of effluent into potable water. Capital investment is critical to the continuation of such research and development efforts. The losses engendered by the continuation of our research and development efforts and finalization of the testing of our system may be greater than the profits of our manufacturing subsidiary, which has been in operation for 14 years. See Part I, Item 2 "Management's Discussion and
Analysis or Plan of Operation."

MARKETING AND SALES

         The primary markets for our BIOLOC wastewater treatment system are domestic and foreign. For domestic markets, we are in the process of establishing a separate wholly owned subsidiary that we have named "Force 21." This subsidiary will employ a full-time sales force that will market the BIOLOC system to hog and dairy farmers throughout the United States.

         Our foreign marketing efforts will be directed at Asia and Europe. For Asia, we are in the process of establishing a wholly owned subsidiary in Vietnam as a foreign corporation and plan to enter into distribution agreements with local companies in other countries. In Europe, we have established a wholly owned subsidiary in Spain, IWM Espana, SA, to market BIOLOC in Spain. We intend to utilize local distributors in other countries.

         Royce has traditionally used manufacturer's representatives in the United States (approximately 35), and local distributors internationally. Most of the domestic manufacturers' representatives will be phased out and replaced by direct sales people working for Force-21, our wholly owned distribution subsidiary, a corporation anticipated to be incorporated in California.

         Primary markets for our water quality instrumentation products include the municipal wastewater treatment industry, aquaculture industry (fisheries), and industrial environmental measuring and monitoring sectors. The municipal water and aquaculture markets served by us are expected to be target markets for next generation Web-enabled software and information-based systems, thereby creating new opportunities for revenues and profit streams.



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MANUFACTURING

         The manufacturing of our water quality instrumentation products is performed by our manufacturing subsidiary in New Orleans, Louisiana. Certain products produced by our manufacturing subsidiary will be used in the BIOLOC system. We intend to assemble our wastewater treatment units at our Royce facilities. Beyond the manufacturer's warranty, we have established a maintenance reserve in our maintenance contract to provide for the full replacement of any component in the system. By standardizing pumps, circuit boards, motors and other components, we can arrange for the refurbishment of components for subsequent use in maintenance repairs.

REGULATORY AND ENVIRONMENTAL MATTERS

         Wastewater treatment activities are subject to regulation pursuant to the Clean Water Act of 1988 (the "CWA") and the Safe Drinking Water Act (the "SDWA"), enacted in 1974. The CWA and the SDWA are the two major laws that help protect the quality of the United States' water resources. Regulations promulgated pursuant to these laws include various effluent guidelines for feedlots that are in the comment stages, and it is anticipated that the EPA will enact the proposal in 2001. To our knowledge, the development of our system is not subject to review by the EPA, although we have sought input from the EPA in the development and testing of the system.

         In states where rules are more stringent than those enforced by the federal EPA, state regulations are controlling. Some states are proposing additional regulations on farming operations, some of which may serve to strengthen the market for BIOLOC. Pollution discharges are not confined to water. The emission of air pollutants from these operations are also regulated under the Clean Air Act.

PATENTS AND TRADEMARKS

         PATENTS

         We own the patent captioned "Antifouling Electrochemical Gas Sensor" (U.S. patent number 4,772,375). This patent was approved on September 20, 1988. We believe that various proprietary aspects of our BIOLOC system and the related processes for treating wastewater may qualify for patent protection.

         TRADEMARKS

         We have filed registration applications for the trademark "BIOLOC." We own the trademark for the "R" in our manufacturing subsidiary's name of Royce, which was granted on September 19, 2000, as well as the trademark for "Royce Technologies," which was granted on November 14, 2000.


         DOMAIN NAMES

         We have also registered the following domain names with the United States Department of Commerce division of InterNIC:

         www.interglobalwaste.com
         www.myiwm.com
         www.myfarmhome.com
         www.force21.com
         www.myforce21.com



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FOREIGN OPERATIONS

         IWM SPAIN

         We have established a wholly owned subsidiary in Vic, Spain, the agricultural capital of the Catalonia Region, just north of Barcelona. Our Spanish company was formed to sell our wastewater treatment and management system directly to animal farm operators.

         OTHER FOREIGN OPERATIONS

         We are in the process of establishing a wholly owned subsidiary in Vietnam as a foreign corporation.

         We believe that there are markets for our BIOLOC system throughout the world as the problems it addresses are encountered in most countries and these must be addressed to preserve or restore the quality of the environment.

EMPLOYEES

         As of March 31, 2001, we had 80 full-time employees and three part-time employees. Of our total employees, nine worked in management, nine in finance/accounting, 25 in sales and marketing, three in information systems, eight in administration, one in purchasing and 28 in manufacturing.

OVERVIEW OF INDUSTRY/COMPETITION

         WASTEWATER TREATMENT

         We believe that we have a head start on competition in our industry. Current alternatives do not fit into the same capital or operational cost profile as our wastewater treatment system. There are presently no direct competitors in the field producing small-to-medium-sized wastewater treatment plants for the animal farm industry, although it is anticipated there will be competitors in the near future.

         The wastewater treatment instrumentation and control market consists of hundreds of domestic and international suppliers that compete with us. Most of these are suppliers to the industrial applications markets. The reduction in new industrial installations over the past decade has made the wastewater treatment industry an attractive "new" market for these larger instrument manufacturers. Our competition may be placed into two primary categories:

         a. small, innovative instrument companies that offer some level of uniqueness to the industry; and
         b. large industrial suppliers that feel that wastewater treatment is a growth market to which they can introduce their existing industrial products.

         UNDERSERVED MARKETS

         While animal waste does not present the same degree of human health issues as human sewage, it has the same or greater impact on the environment. The United States produces approximately 10% of the world's pork, 15% of the world's dairy products, and 25% of the world's beef. There are approximately 450,000 AFOs in the United States alone. Of these, 16,000 are very large operations, each often producing more fecal-contaminated wastewater than a large city. Of the remaining AFOs, approximately 60% are target customers in that they are estimated to be of a suitable size to economically employ our BIOLOC system. This means that there are over 276,000 identified potential users for our product in the United States alone. Our marketing projections assume achievement of a relatively low market penetration in the first five years, yet the prospects for sales and profit growth of our BIOLOC system are very strong. Once the positive impact of our system is demonstrated and understood, regulators, as well as animal farm operators, are expected to support its introduction within all categories of size and scope of AFOs.

         Currently, we face limited competition in the sale of our wastewater treatment and management system. There are a number of elements which make our system unique:

         o To our knowledge, there is presently no similar alternative on the market;




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         o        We believe that our system provides the most cost-effective wastewater treatment process available;

         o We are the first to offer AFOs a largely automated and fully customizable environmental management system;

         o Our system is fully automated and serviced by us, allowing the animal farm operator to focus on other aspects of operations;

         o Our system comes with a personal computer that will provide access to the Internet for online services, support and information; and

         o Our system produces a complete audit trail and provides comfort to the animal farm operators that licensing requirements and other regulations are being complied with; when out of compliance, the animal farm operator is made aware of the fact and may report it as required to the appropriate regulatory agency.

         CURRENT WASTEWATER TREATMENT SYSTEMS

         Currently, there are two broad categories of wastewater management procedures deployed by the hog-raising industry: lagoon systems and deep trench systems that do not have a lagoon. Lagoon systems include the pull-plug system and the flush-tank system.

                  DEEP-TRENCH SYSTEM/NON-LAGOON

         The deep-trench system does not necessitate a lagoon to hold the wastewater. The wastewater is held in deep trenches below the floor of the barns. These pits range in depth from two feet up to nine feet. The trenches extend the entire length and width of the barn. The wastewater is on the average removed once a year. Therefore, there is only a minimal amount of wastewater removal under this system. There is no need to add or remove water from the trenches except when the trench is being emptied. These types of systems are usually installed in colder climates. The reason for this is that with a lagoon system there is extra piping installed to move the water from the barns to the lagoon and then back into the barns. The pipes can freeze in cold weather. In addition, the anaerobic action of a lagoon is hampered by cold weather. There is a minimal amount of plumbing required in a deep-trench system, due to the fact that the wastewater is only moved annually. The problem with this type of treatment is that the wastewater is not treated in a timely manner, but rather is left to decompose, creating malodorous, often hazardous working conditions within the shed.

                  FLUSH-TANK SYSTEM/LAGOON

         The flush-tank system requires the use of a lagoon, as well as recycling pumps, flushing tanks, and extensive plumbing. The flush-tank system also requires a trench under the barn usually ranging from a depth of one foot to three feet. The lagoon is used to hold the wastewater until it is used for irrigation or to clean the barns.




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Within the lagoon itself, anaerobic action takes place to help break down the solids and nutrients in the wastewater. The recycling pump circulates water through piping to flush tanks. The flush tanks are placed at the head of the barns where the trenches are the most shallow. On a fixed time schedule, each tank will empty into the trench. The water will rush through the trenches, washing the waste from the trenches into a drain. This drain will then return the flushed water back into the lagoon by the route of piping. Once this has taken place, the recycling pump will once again start filling up the flush tank to begin the cycle over again. This system can be set on an hourly cycle to provide a daily flushing of the barns. Like the non-lagoon deep-trench system, the flush-tank system also creates environmental hazards due to its slow waste disposal process.

                  PULL-PLUG SYSTEM/LAGOON

         The pull-plug system is very similar to that of the flush-tank system, except it does not require flush tanks. This system does require the use of recycling pumps, a lagoon and extensive plumbing and trenches underneath the barns. These trenches may have retaining walls built into them to customize the trenches to the desired size. The retaining walls assist in the control of the amount of wastewater that is returned to the lagoon at any given time. At each end of the trench or at the site of a retaining wall there is a drain with a pull plug placed in it. This pull plug is removed on a regular schedule with one plug being removed at a time. Once the trench has been drained, all the plugs are replaced into the drains. Thereafter, the recycling pump is activated. Through piping, the top water is extracted from the lagoon and returned back into the barns. At the head of each barn there is a valve that is turned on or off to control the volume of water entering into a given trench. In most cases the first trench is filled until it begins to overflow its dam. Once the first trench is full, the valve for that trench is turned off and the next pit begins to fill. The last trench in the barn has a plug with a hollow pipe in it to allow for overflow until the plug is pulled.

         INSTRUMENTATION

         The unique attributes which our manufacturing subsidiary has used effectively over its history of 14 years are its focus on high quality and innovative electronic sensor designs specifically directed at the wastewater treatment and water quality industry. While other small, entrepreneurial companies often introduce new unique designs, they seldom have the sales and marketing strength to promote those designs successfully.

         PRICING

         The cost to manufacture and sell BIOLOC is very attractive. Normally, it would cost approximately $250,000 for a wastewater management company to develop and build a customized system for an independent animal farm operator. We anticipate being able to manufacture one unit of our system for approximately $22,000 per unit, with a decrease to approximately $20,000 per unit when we begin mass production and distribution of the units, and we contemplate a sales price per unit of approximately $45,000. Each unit will be able to process the effluent of approximately 5,000 to 7,000 pigs or approximately 1,000 head of dairy cows. Trials of one unit of our system have shown that the suspended solids in the wastewater stream may be reduced from 10,000 parts per million to under 150 parts per million. Other products and services from which we expect to derive revenue include consumables used in the process and replenished monthly, maintenance fees based on a weekly charge and the volume of water processed through the system, and service fees.

         REPORTS TO SECURITY HOLDERS

         We will be required to deliver an annual report to security holders, which report will include audited financial statements. We will file reports with the Securities and Exchange Commission ("SEC"), and this is the first report to be filed by us with the SEC. This information is public and any of the materials filed with the SEC may be read or copied at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy information statements, and other information regarding issuers that file electronically with the SEC located at http://www.sec.gov. Our Internet site may be accessed at http://www.interglobalwaste.com.

         RISK FACTORS

THE SECTOR IN WHICH WE OPERATE IS HIGHLY COMPETITIVE, AND WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY

         In the instrumentation business we face competition from entities with significantly greater financial resources, well-established brand names and larger customer bases. Furthermore, the numerous companies that may seek to enter our niche may expose us to greater price competition for our products and services and for our distribution network. In the wastewater treatment area, although we believe that, currently, there are no competing products, we expect significant competition to develop from traditional and new sources. To the extent these competitors are successful, we may face difficulties in developing the distribution network for our system, and introducing new services, such as refining and cleaning the leftover water from our system to make the water potable.

ALTERNATIVE TECHNOLOGIES POSE COMPETITIVE THREATS

         The wastewater management industry is subject to rapid and significant technological change, such as continuing developments in wastewater management technology and alternative technologies. In addition to our system, there are other technologies that may be deployed. Such new technologies may cause us to reconfigure or upgrade our system. In addition, wastewater management technologies may be developed that replace those that we use. Our success in improving and expanding our system and manufacturing operations will depend on our ability to anticipate or adapt to new technology on a timely basis. We will rely on third parties to develop and provide us with access to additional software, distribution and monitoring technology. The development of new technologies or the significant penetration of alternative technologies into our target market may either reduce the demand for our products and services, require us to devote important capital, human and technical resources to upgrade, reconfigure or replace our current or future technology or some combination of each of these.

WE RELY ON OUTSIDE SUPPLIERS FOR COMPONENTS

     Our system is comprised of many components. A majority of the components are not produced at our manufacturing facility. Therefore, conditions affecting our suppliers may disrupt the manufacturing of our system and our ability to provide products and services to our customers. However, none of our components is sole-sourced.

OUR COMPANY COULD SUFFER FROM ANY INTERRUPTION FROM OUR SERVICE PROVIDERS

         We will outsource to third parties a significant portion of the components manufacturing, and, in international markets, the installation and ongoing maintenance and repair service for our system. We cannot assure that, in the event that we decide to replace our existing third party contractors or to secure agreements with new third party contractors for our system, there will not be a delay in the process of locating third party installers or field service providers or in securing agreements with these parties, or that we will be successful in replacing or securing third party contractors at all. In addition, we cannot assure that we will not experience an interruption in installation or ongoing service from any significant installer or field service provider. Any of the foregoing could impair our ability to acquire or retain customers.

IF WE CANNOT PROTECT OR ENFORCE OUR EXISTING INTELLECTUAL PROPERTY RIGHTS OR IF OUR CONTEMPLATED PATENT APPLICATIONS DO NOT RESULT IN ISSUED PATENTS, WE MAY LOSE THE ADVANTAGE OF OUR RESEARCH AND MANUFACTURING ACTIVITY.

     Our ability to compete successfully will depend on whether we can protect our existing proprietary technology and manufacturing processes. We rely on a combination of patent and trade secret protection, non-disclosure agreements and cross-licensing agreements. These measures may not be adequate to safeguard the proprietary technology underlying our wastewater treatment systems. Employees, consultants, and others who participate in the development of our products may breach their non-disclosure agreements with us, and we may not have adequate remedies in the event of their breaches. In addition, our competitors may be able to develop products that are equal or superior to our products without infringing on any of our intellectual property rights. Moreover, we may not be able to effectively protect our intellectual property rights outside of the United States.

     Our failure to protect our existing proprietary technologies or to develop new proprietary technologies may substantially impair our financial condition and results of operations.

INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS BROUGHT AGAINST US COULD BE TIME CONSUMING AND EXPENSIVE TO DEFEND.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. While we currently are not engaged in any intellectual property litigation or proceedings, we may become involved in these proceedings in the future. In the future we may be subject to claims or inquiries regarding our alleged unauthorized use of a third party's intellectual property. An adverse outcome in litigation could force us to do one or more of the following:

     o stop selling, incorporating or using our product that uses the challenged intellectual property;

     o    pay significant damages to third parties;

     o obtain from the owners of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

     o redesign those products or manufacturing processes that use the infringed technology, which may be economically or technologically unfeasible.

     Whether or not an intellectual property litigation claim is valid, the cost of responding to it, in terms of legal fees and expenses and the diversion of management resources, could be expensive and harm our business.

WE MAY FACE EXPOSURE TO REGULATORY AND GENERAL ECONOMIC CONDITIONS IN OUR NON-U.S. OPERATIONS

         We plan to expand our operations in and to target additional foreign markets where the wastewater management, economic, regulatory and farming conditions support our business plan. In addition, we may seek economic subsidies from foreign governments including, without limitation, governments of countries in Southeast Asia. There can be no assurance that these non-U.S. operations will be profitable or support our growth strategy. The risks inherent in our overseas business activities include, but are not limited to, unexpected changes in the regulatory environment, tariffs and other trade barriers, difficulties in managing international operations and potential foreign tax consequences, including repatriation of earnings and the burden of complying with foreign laws and regulations. Changes in the business or regulatory climate of any country in which we operate in the future, and currency fluctuations, could have a material adverse effect on our business. To reduce the risk, we intend to require payments in U.S. dollars.

OUR DEPENDENCE ON CAPITAL-RAISING EFFORTS AND LIQUIDITY FACTORS MAKES IT DIFFICULT TO PREDICT OUR SUCCESS IN COMPLETING THE DEVELOPMENT OF BIOLOC AND IN DEVELOPING OTHER PRODUCT LINES

         Our manufacturing subsidiary is currently the sole source of our operating revenue. Our BIOLOC system is in its testing stages, and the mass manufacturing of our system has not started. Therefore, we are heavily dependent on capital infusions from investors to continue the testing phase of the development of our system. Although we anticipate that we will be able to begin mass production and distribution of our system in the next six months, this course of action will heavily depend on our capital-raising efforts. Furthermore, we are researching and developing other product lines for the gasification of solids and the conversion of effluent into potable water. Capital investment is necessary to continue with these research and development activities. The losses engendered by the continuation of this research and development and finalization of the testing of our system may be greater than the profits of Royce.

DEMAND FOR OUR PRODUCTS AND SERVICES IS UNPROVEN

         There is no assurance that our new technologies will be accepted in the marketplace or that our prospective animal farm customers will have the capital resources necessary to purchase our products and services, although we intend to focus our marketing efforts on the more affluent of our prospective customers. Our success depends upon continued and growing demand by animal farm operators, the desirability of our products and services to animal farm operators and our ability to foster demand through our marketing efforts.

CURRENT OPERATING CASH FLOW IS INSUFFICIENT TO FUND PLANNED DEVELOPMENTAL
COSTS

         Our principal products are still in the development stage and our continuing research and development, selling, general and administrative costs associated with these products exceed the operating cash flow from our manufacturing subsidiary. While management believes the cash flows from our manufacturing subsidiary will be positive into the foreseeable future, they are not expected to be adequate to cover the costs associated with the development and sale of the BIOLOC system and EMS. In order to continue the development and sale of these products, we are dependent on raising additional capital. We will seek additional financing if market conditions allow us to raise publicly or privately financed capital. We may be unsuccessful in raising sufficient capital at all or on terms that we consider acceptable. If we are unable to obtain funds on acceptable terms, our ability to develop and manufacture the BIOLOC system, or any other new product would be significantly impaired.

WE MUST ATTRACT AND RETAIN KEY PERSONNEL IN A TIGHT LABOR MARKET OR WE WILL BE UNABLE TO MANAGE OUR GROWTH

         There currently is intense competition for personnel with the qualifications we require. The loss of the services of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our ability to grow. We are highly dependent upon the efforts of our existing senior management team. Although we have entered into employment agreements with some members of our senior management team (including Thomas Williams, Harold Katersky, Michael Handelman and Stephen McCorkle), these agreements do not obligate the employees to remain with us for any length of time. We believe that our future success will depend in large part on our ability to attract and retain qualified technical and sales personnel.

WE MAY NOT BE ABLE TO MANAGE OUR GROWTH, WHICH COULD HARM OUR BUSINESS

         If we are successful in implementing our business plan, our operations will expand rapidly. This rapid expansion could place a significant strain on our management, and on our financial and other resources. Our ability to manage future growth, if it occurs, will depend on, among other things, our ability to:

         o    control expenses related to our business plan;

         o    maintain responsive customer service;

         o improve existing, and implement new, billing and collections, operational support and administrative systems; and

         o expand, train and manage our employee base, in particular qualified sales, technical and managerial personnel.

         The failure to manage our growth effectively would impair our business and operational performance. We may not be able to maintain the quality of our operations, to control our costs, and to expand our internal management, technical, information and accounting systems in order to support our desired growth. We have implemented programs to address each of these issues.

LACK OF REGULATION OF WASTEWATER MANAGEMENT AND THE TREATMENT OF WASTEWATER COULD ADVERSELY AFFECT OUR BUSINESS

         Effluent regulations are in the final stages of adoption and the EPA is likely to sign the proposal in 2001. In states where rules are more stringent than those of the federal EPA, state regulations are controlling. Some states are also proposing additional regulations on farming operations. Although we anticipate the EPA to set forth guidelines regulating the wastewater disposal of AFOs and CAFOs, and for those guidelines to be implemented in the regulations, there is no guaranty that this will occur.

NO OPERATING HISTORY MAKES IT DIFFICULT TO PREDICT OUR SUCCESS

         Except for Royce, we have no operating history and we have none with respect to wastewater treatment systems. We have not yet commenced sales of what we believe will become our principal product, the BIOLOC system, which is still in a testing phase. Accordingly, there is no historical financial and operating data with respect to the wastewater treatment portion of our business.

SOPHISTICATED INFORMATION PROCESSING

         Sophisticated information processing systems are vital to our growth and our ability to achieve operating efficiencies and manage our business. We will rely on our proprietary systems to provide services, send invoices and monitor our operations. We could experience failures with these systems. Our third-party distributors are expected to work with us to develop software and databases to monitor and operate our centralized distribution system. We may be unable to implement these systems on a timely basis or at all, and these systems may not perform as expected. In addition, there may be other systems we have not identified that are required. Also, we may be unable to maintain and upgrade these systems as necessary.

RETAINED CONTROL BY OUR PRINCIPAL STOCKHOLDERS MAY CREATE CONFLICTS OF INTEREST OR OTHERWISE AFFECT OUR FUTURE

         The concentration of ownership of our stock may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, or a tender offer which could involve a premium over the price of our common stock. Currently, our executive officers, directors and greater-than-five-percent stockholders and their affiliates, in the aggregate, beneficially own approximately 52.9% of the outstanding common stock (not including shares issuable upon the exercise of options). If all of these stockholders were to vote together as a group, they would have the ability to exert significant influence over our board of directors and its policies as well as other significant corporate matters such as charter and bylaw amendments and possible mergers or corporate control contests.

THERE IS LITTLE OR NO MARKET FOR OUR SECURITIES AND SIGNIFICANT
RESTRICTIONS ON THE TRANSFERABILITY OF OUR SECURITIES

         A limited public market currently exists for our common stock. In the future, there can be no assurance that an active public market for any of our securities will ever develop or be sustained. As of the date of this filing, our common stock is anticipated to be quoted on the NASDAQ Small Cap System.

FORWARD-LOOKING STATEMENTS

         This registration statement contains forward-looking statements. We believe that statements of past and existing facts contained in this registration statement are accurate to the best of our knowledge, or are from reliable sources, and that forward-looking statements contained in this registration statement are reasonable based upon present knowledge, intentions and circumstances. However, we cannot and do not warrant, assure or guarantee the accuracy or achievement of any forward-looking statements.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following is a discussion of our consolidated financial condition for calendar year ended December 31, 2000 as compared to calendar year ended December 31, 1999. For discussion purposes, we believe the consolidation of the results of operations of the Company for the period from January 12, 2000 (Inception) to December 31, 2000 with the 175-day period ended June 23, 2000 (Predecessor) as compared to the results of operations of Royce for 1999 is appropriate as the effects on operations due to the purchase of Royce are insignificant.

RESULTS OF OPERATIONS

         We recorded a net loss of $10,573,107 in 2000 as compared to a net loss of $166,994 for 1999.

REVENUES

         Total revenues were $6,360,088 for 2000 and $5,334,653 for 1999. The increase of $1,025,435 represented a 19% increase. The increase was primarily due to a significant increase in aquaculture component (fishery) sales including, without limitation, sales to the catfish industry. Aquaculture revenues were $2,430,280 for 2000 and $1,333,649 for 1999, with an increase of $1,096,631. We began our aquaculture operations in March of 1995 and took over the sales effort from an outside distributor in January of 1999. The increase is the result of several factors including a normal new product growth cycle, better sales performance from a more mature direct sales effort, and the benefits of investing in an upgraded product line. Overall wastewater instrumentation sales were relatively stagnant in 2000. Furthermore, the increase in total revenues was based on pro forma information which included the operations of Royce for the period between January 1, 2000 through June 23, 2000. On June 23, 2000, we acquired all of the outstanding capital stock of Royce. A drop in the value of the Euro as well as increased competition hurt international wastewater component sales somewhat, but this was offset by a modest increase in domestic sales.

COST OF GOODS SOLD

         Total cost of goods sold increased from $1,985,505 (37% of sales) in 1999 to $2,705,300 (43% of sales) in 2000. The increase in cost of goods sold is the result of two factors. Aquaculture component sales have a higher cost of goods sold (approximately 47%) than wastewater component sales, and the significant increase in higher-cost aquaculture component sales was the primary reason for the overall increase in cost of goods sold. The increased international competition combined with the drop in the Euro forced us to give greater discounts to its international customers in order to retain market share.

SELLING, GENERAL, AND ADMINISTRATIVE EXPENSES

         These expenses increased from $3,433,366 in 1999 to $11,963,909 in 2000. Approximately $5,657,927 of this increase relates to the buildup of our marketing, sales and administrative infrastructure to support our planned new product sales. Stock-based compensation of $2,409,908 was recorded in 2000 primarily related to common stock issued as an advisory fee for the reverse merger in October, 2000. The remaining increase of $462,708 reflects an increase in selling costs associated with the increase in aquaculture component sales.

RESEARCH AND DEVELOPMENT

         Expenditures on research and development activities amounted to $2,135,231 for the period from January 12, 2000 (Inception) to December 31, 2000 (see Note 12 of Notes to Financial Statements). Research and development expenditures are charged to expense as incurred.

INTEREST EXPENSE

         Interest expense increased from $64,403 in 1999 to $109,851 in 2000, as a result of the increased borrowings used to finance capital acquisitions and research and development expenses. A portion of the increase is the direct result of increased interest rates during the period.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2000 our working capital ratio was 2.92:1 compared to 1.06:1 at December 31, 1999. We had working capital of $5,135,791 at the end of 2000 compared to working capital of $104,645 at the end of 1999. Net cash used in operating activities for 2000 totaled $7,736,937 compared to net cash provided from operations of $71,480 for 1999.

         Capital expenditures for 2000 were $968,658 compared to $104,529 for 1999. The 2000 expenditures were primarily for upgrading our computers and telephone equipment.

         We had two lines of credit totaling $2,250,000, of which $704,785 was borrowed at December 31, 2000. At December 31, 1999, the lines of credit totaled $1,250,000, of which $680,734 was borrowed. The amount available for borrowing under these lines is based on a percentage of eligible accounts receivable and inventory. We can borrow 75% of eligible accounts receivable and 50% of finished goods inventory on its domestic line and 80% of eligible accounts receivable on its foreign line. Both lines of credit expire in November of 2001.

         We anticipate that, over the next 12 months, we will require an aggregate of $10,000,000 for capital expenditures and working capital. We intend to obtain such funds through additional equity financing. There can be no assurance that the required financing will be available on terms acceptable to us.

ITEM 3.  DESCRIPTION OF PROPERTY

         We lease our corporate headquarters in Camarillo, California. The lease is for a term of five years and one-half month, expiring in March 2005, with an additional three-year option, and it has been classified as an operating lease. Total rental expense associated with this lease was $83,463 for the period from our inception to December 31, 2000, and it is currently $8,343 per month and up to $9,390 per month over the life of the lease.

         We also lease a building used in our operations in New Orleans with a term of five years, expiring on March 31, 2005, which lease has been classified as an operating lease. A portion of this building has been subleased by another company. Total rental expense associated with this lease for the period from January 1, 2000 to December 31, 2000 was $39,280, net of sublease income of $12,620, and it is currently $4,450 per month until March 2005. On February 22, 2001, in order to expand our manufacturing capabilities relating to wastewater treatment systems, we entered into a lease for a 130,000 square foot manufacturing facility, located in New Orleans, Louisiana. The lease has a term of 10 years with two options to extend the lease for an additional five years each. The term of this lease will begin on July 1, 2001. The rental expenses of this lease from July 1, 2001 through December 31, 2001 is expected to be $211,248 ($35,208 per month). The rental expenses are to remain fixed throughout the term of the lease and the two additional five year options.
The Folger Coffee Company is also leasing space in the same location, and so long as the Folger Coffee Company tenders its monthly payment of $19,449, then the lessor will credit that amount to the payment due from the us (resulting in a payment by us to the lessor of $15,759 per month). Until the term of the 130,000 square foot lease begins, we have been leasing 12,640 square feet of the same manufacturing facility through a lease dated as of August 15, 2000, with an expiration of August 15, 2001, with a one-year option to renew the lease. The expense of this lease from August, 2000 through December, 2000 was $15,170. There is no sublease income. We anticipate to terminate through mutual agreement with the landlord, this lease upon the start of the lease of 130,000 square feet. On February 15, 2001, we also entered into an addendum to this 12,640 square foot lease whereby we increased the amount of manufacturing space to 16,032 square feet. This addendum is in effect concurrently with the 12,640 square foot lease. The expense for this addendum and increase in leased space increased the monthly payments of the leased space to $4,289.33. From January 1, 2001 through February 15, 2001 the rental expense of this lease has been $5,056. From February 15, 2001 through June 30, 2001, total rental expenses are projected to be $19,302. There is no sublease income.

         We believe that the condition of our leased facilities is excellent and that the facilities are sufficient for our use and operations at the present time.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

         The table below sets forth, as of the date of this filing, certain information with respect to the beneficial ownership of our capital stock by (1) each person who we know to be the beneficial owner of more than 5% of any class or series of our capital stock; (2) each of the directors and executive officers individually; and (3) all directors and executive officers as a group.

                             Name and Address of      Amount and Nature of           Percentage of
Title of Security            Beneficial Owner         Beneficial Ownership**         Class Owned
-----------------            -------------------      --------------------           -------------
common stock                 Thomas G. Williams       15,835,000 shares                   26.01%
                             820 Calle Plano
                             Camarillo, CA. 93012

common stock                 Harold A. Katersky       10,667,500 shares                   17.52%
                             820 Calle Plano
                             Camarillo, CA. 93012

common stock                 Jay Bartelstone          1,557,456 shares                     2.56%
                             32107 Lindero            ***
                             Canyon Blvd.             ****
                             Suite 124
                             Westlake, CA 91361

common stock                 Charles Fox              110,000 shares                        *
                             820 Calle Plano          ****
                             Camarillo, CA. 93012

common stock                 Keith W. Renken          100,000 shares                        *
                             820 Calle Plano          *****
                             Camarillo, CA. 93012

common stock                 David Cordova            3,737,157 shares                     6.14%
                             246 Times
                             Square Blvd.
                             Suite 26-01
                             Sukhumvit Road,
                             Klongtoy, Bangkok,
                             Thailand 10110

common stock                 Steve McCorkle           10,000 shares                         *
                             820 Calle Plano          *****
                             Camarillo, CA. 93012

common stock                 Kwak Il-Hoon             100,000 shares                        *
                             820 Calle Plano          *****
                             Camarillo, CA. 93012

common stock                 Thomas Hockin            100,000 shares                        *
                             820 Calle Plano          *****
                             Camarillo, CA. 93012

All officers and                                      28,479,956 shares                   46.76%
directors as a group
(8 persons)


    * Less than 1%

   ** Sole voting and disposition rights.

  *** Includes 1,457,456 shares owned by PFG of which Jay Bartelstone is a director and the owner of 100% of the equity.

 **** 100,000 of these shares underly options currently exercisable.

***** Shares of common stock underlying options which are currently exercisable.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The table below sets forth certain information concerning our directors and executive officers as of the date of this filing.


Name                        Age              Position
----                        ---              --------
Thomas G. Williams          45               President, CEO and Member of the
                                             Board of Directors

Harold A. Katersky          58               Chairman of the Board

Thomas Hockin               62               Member of the Board of Directors

Jay Bartelstone             57               Member of the Board of Directors

Michael Handelman           42               Chief Financial Officer

J. Charles Fox              40               Member of the Board of Directors

Steve McCorkle              46               Vice President of Operations

Kwak Il-Hoon                60               CEO of Asian Operations and
                                             Member of the Board of Directors

Keith W. Renken             66               Member of the Board of Directors


         Directors are elected at our annual meeting of stockholders. They hold office until their successors are elected. Our officers, responsible to the Board of Directors, are appointed annually by the Board. The Board of Directors does not have any committees at this time.

HAL KATERSKY, age 58, is the CHAIRMAN OF THE BOARD. He is an experienced CEO and successful entrepreneur with considerable experience in team building, acquisitions and mergers. Between 1998 and 2000, Mr. Katersky was the Chairman of Pacifica Media Affiliates, which acquired six companies in a financial roll-up that increased revenues from $2 million to $30 million in over three years. Between 1997 and 1998, Mr. Katersky was the President and Chief Operating Officer of BoxTop Interactive, a website design company. Between 1982 and 1997 Mr. Katersky was President and CEO of Katersky Financial, a shopping center development and management company that grew its portfolio to a value in excess of $200 million with 22 shopping centers and four apartment buildings in Southern California. He has also served as Executive Vice President and Chief Financial Officer of The Taubman Company, one of the U.S.' largest and most successful commercial development companies. Mr. Katersky was a partner for ten years at Deloitte & Touche Management Consulting where he specialized in mergers, acquisitions and turnaround situations. Mr. Katersky holds an M.B.A. (honors) from Boston University and a B.S. degree from the University of Rhode Island.

     THOMAS G. WILLIAMS, age 45, is THE PRESIDENT, CHIEF EXECUTIVE OFFICER AND MEMBER OF THE BOARD OF DIRECTORS of the Company. Mr. Williams has over 20 years experience in small business development, marketing and business planning. In 1999, Mr. Williams founded IWM Proprietary Ltd, a research and development company. IWM researched and developed the BIOLOC system for the Company. Between 1993 and 1998 he developed a business called Vermitech, which commercialized the use of earthworms in the stabilization of organic waste on a very large scale. In 1979, Mr. Williams founded a small business development consultancy and for over 10 years advised inventors of new products and technologies on the process of commercializing their products, assisted small companies to position themselves in the marketplace and developed strategies for their growth.

         HONORABLE THOMAS A. HOCKIN, age 62, is a MEMBER OF THE BOARD OF DIRECTORS of the Company. He has a background in business, government and education. A former Minister of International Trade in Canada, Mr. Hockin played a key role in the final negotiations of the GATT agreements before the G3 Summit and heads of governments in 1993. In that same year, as Canada's Minister of International Trade, he represented his government in NAFTA negotiations with particular emphasis on its agreements on environmental and labor matters. He has also held positions as Minister of Science and Minister of State for Small Business.

         Mr. Hockin has taught at several colleges, authored three books and holds a PhD in Government and International Trade from Harvard University in Toronto. He is presently the President and CEO of The Investment Funds Institute of Canada. He sits on the boards of several companies as well as non-profit organizations.

         JAY L. BARTELSTONE, age 57, is a MEMBER OF THE BOARD OF DIRECTORS. For the last ten years, Mr. Bartelstone, as Managing Director, has headed up The Private Financing Group, an investment advisory services company. Mr. Bartelstone has a broad and diverse management background having held a number of senior executive positions in the financial services industry. Included in these senior executive capacities was the supervision of domestic and international banking operations at Citicorp, New York. Mr. Bartelstone was responsible for management of the investment management, trust, private banking and small business lending operations at Union Bank, Los Angeles, and held the positions of CEO and Vice Chairman of Columbia Bank and the Bank of Los Angeles, respectively. Mr. Bartelstone currently serves on the Boards of Directors of a number of high technology companies. He has an M.B.A. in finance from Fordham University.

         MICHAEL HANDELMAN, age 42, is the CHIEF FINANCIAL OFFICER of the Company. Mr. Handelman has worked in accounting and finance for almost 20 years. Prior to joining the Company, from 1996 to 1999, he was the Chief Financial Officer for Janex Intl., a publicly traded toy manufacturer, and from 1993 to 1996 he served as Vice President and CFO of the Los Angeles Kings hockey franchise. Mr. Handelman is a Certified Public Accountant and holds a B.S. degree from Brooklyn College of the City University of New York.

         J. CHARLES FOX, age 40, is a MEMBER OF THE BOARD OF DIRECTORS of the Company. In February 2001, Mr. Fox began working for the Chesapeake Bay Foundation as the Senior Policy Advisor. Between 1997 and January 2001, Mr. Fox worked for the U.S. Environmental Protection Agency (EPA) as the Assistant Administrator for Water. He was responsible for implementing the Clean Water Act and Safe Drinking Water Act. Earlier in 1997, Mr. Fox created and directed a new Office of Reinvention, which was responsible for implementing the Administration's regulatory reform agenda. Between 1995 and 1997, Mr. Fox was the Chief Operating Officer for the Maryland Department of Environment and was responsible for budget, communications, permits, legislation and internal audits. Between 1993 and 1995, Mr. Fox was a Special Assistant to the Administrator and then the Chief of Staff, Office of Water and served as a senior advisor to the Administrator for air, water and international issues in the early months of the Clinton Administration. Mr. Fox has a B.S. degree in Urban Geography from the University of Wisconsin.

         STEVE McCORKLE, age 46, is the VICE PRESIDENT OF OPERATIONS of the Company. Mr. McCorkle is an experienced manager, with over 20 years of experience. During his tenure with Schlumberger, Mr. McCorkle worked in the Operations, Management and Information Technology divisions for the semiconductor and smart cards business section of Schlumberger. While working with Schlumberger, Mr. McCorkle also worked as a senior manager in the Manufacturing, ERP/Project Management, Customer Service and Engineering divisions of Schlumberger's oilfield services business. Mr. McCorkle has extensive international experience, and has lived and worked in the Middle East and Europe. Mr. McCorkle has an M.B.A. (Executive Program) from the University of Houston and a B.S. in Electrical Engineering from North Carolina State University.

         KWAK IL-HOON, age 60, is the CEO OF ASIA OPERATIONS AND A MEMBER OF THE BOARD OF DIRECTORS of the Company. Mr. Kwak has over 35 years of international business and entrepreneur expertise. From 1967 to the present, Mr. Kwak was the founder and CEO of major international business enterprises. The business of these companies ranged from shipping and manufacturing to mining and Internet operations located in Korea, Japan, Cambodia, Vietnam, Hong Kong, the United States and Canada. From 1976 to 1986, Mr. Kwak was the CEO of a Canadian mining company called Bricoal Holdings. In 1986, this company was sold to mining companies located in Utah for approximately $120 million. In addition to the formation and successful operation of these diverse companies throughout the world, from 1981 to 1983 Mr. Kwak was a director of Hanil Bank Canada. In 1988, Mr. Kwak initiated formation of the Environmental Watchdog Citizen Coalition, a non-governmental organization located in Korea. In addition, for the past three years Mr. Kwak has been president of the patron's association of several charity organizations and musical groups such as the International Opera Company located in Seoul, Korea. In 1965, Mr. Kwak received his law degree from Seoul National University located in Seoul, Korea.

         KEITH W. RENKEN, age 66, is a MEMBER OF THE BOARD OF DIRECTORS of the Company. Mr. Renken has extensive experience in public accounting. From 1992 through 1999 he consulted for various companies in the areas of mergers and acquisitions, image development and marketing, including D+T Corp. (1992-1999), Limonicra Corp. (Agriculture) and Pharmacite Corp. Mr. Renken also is a part-time professor at the University of Southern California and serves on the Board of Directors of several companies, including Pacific Gulf Properties, Aon Risk Services and East West Bank. From 1959 to 1992, Mr. Renken worked in various positions at Deloitte & Touche, LLP and predecessors. In 1971, Mr. Renken was selected to be a partner. From 1989 to 1992, Mr. Renken also worked in the roles of Senior Partner and Chairman, Executive Committee of Southern California, Liaison Partner and Managing Partner from 1983 through 1989. In 1992, Mr. Renken retired from Deloitte & Touche, LLP.

         None of the directors or officers are related to each other and they are not related to any person under consideration for nomination as a director or appointment as an executive officer.

ITEM 6.  EXECUTIVE COMPENSATION

         The following table describes the annual compensation which our executive officers have received since our inception. The information set forth below concerns the cash and non-cash compensation of the named executive officers of the Company for each of the past two fiscal years ended December 31, 2000 and up to the date of this filing. The Company was not formed until January 12, 2000 and therefore there is no applicable information for fiscal year 1999. All executive officers serve at the discretion of the Board of Directors.













ANNUAL COMPENSATION
-------------------

(a)                         (b)        (c)            (d)          (e)

Name and                                              Bonus ($)    Other Annual
--------                                              ---------    ------------
Principal Position          Year       Salary ($)                  Compensation
------------------          ----       ----------                  -----------
Thomas                      2001*      374,500                      7,623 (automobile)
Williams                    2000        41,667        500,000      70,200 (housing)
President & CEO                                                     7,940 (automobile)

Name and                                              Bonus ($)     Other Annual
--------                                              ---------    ---------------
Principal Position          Year       Salary ($)                  Compensation($)
------------------          ----       ----------                  ---------------
Harold                      2001*      374,500*
Katersky                    2000       116,667        500,000      50,000 (for services as
Chairman of the                                                    Chairman of the Board and
Board and Chief                                                    Chief Financial Officer)**
Financial Officer                                                  6,523 (automobile)
(for calender year
2000)

Michael                     2001*      165,000
Handelman                   2000        62,500
CFO

Steve McCorkle              2001*      190,000
Vice President of           2000        21,679
Operations

Kwak Il-Hoon                2001*      350,000



*        Present annualized salary for the year ending December 31, 2001.
** This amount was paid to Digital Image Access ("DIA"). Mr. Katersky served at the time as the President of DIA.

         We entered into an employment agreement, dated January 12, 2000, with Thomas G. Williams, President and Chief Executive Officer of the Company. This employment agreement expires on December 31, 2006. Mr. Williams is entitled to a base salary of $350,000, which is increased annually by 7% of the prior year's salary. Mr. Williams' present salary is $374,500. See Part I, Item 6.
Mr. Williams is also entitled to a bonus, with the amount to be determined by our Board of Directors in its discretion.

         We entered into an employment agreement, dated January 12, 2000, with Harold A. Katersky, Chairman of the Board of the Company. This employment agreement expires on December 31, 2006. Mr. Katersky is entitled to a base salary of $350,000, which is increased annually by 7% of the prior year's salary. As of March 31, 2001, Mr. Katersky's salary was $374,500. See Part I,
Item 6. Mr. Katersky is also entitled to a bonus with the amount to be determined by our Board of Directors in its discretion.

         We entered into an employment agreement, dated August 1, 2000, with Michael D. Handelman, Chief Financial Officer of the Company. This employment agreement expires on August 1, 2002. Mr. Handelman is entitled to a base salary of $150,000 per year, which may be increased from time to time with the amount to be determined by our Board of Directors in its discretion based upon Mr. Handelman's performance. As of March 31, 2001, Mr. Handelman's salary was $165,000. Mr. Handelman is also entitled to options to purchase shares of common stock of the Company. See Part I, Item 6.

         We entered into an employment agreement, dated November 20, 2000, with Stephen McCorkle, Vice President of Operations of the Company. This employment agreement expires on November 20, 2005. Mr. McCorkle is entitled to a base salary of $190,000 per year, which may be increased from time to time with the amount to be determined by our Board of Directors in its discretion based upon Mr. McCorkle's performance. As of March 31, 2001, Mr. McCorkle's salary was $190,000. In addition, Mr. McCorkle is eligible, to receive an annual bonus of up to 50% of his salary based upon performance and the profitability of the Company, with the amount to be determined by our Board of Directors in its discretion. Mr. McCorkle is also entitled to options to purchase shares of common stock of the Company. See Part I, Item 6.

         We entered into an employment agreement, dated March 25, 2001, with Kwak Il-Hoon, Chief Executive Officer, Asia, of the Company. This employment agreement expires on March 25, 2005. Mr. Kwak is entitled to a base salary of $350,000 per year, which may be increased from time to time with the amount to be determined by our Board of Directors in its discretion based upon Mr. Kwak's performance. As of March 31, 2001, Mr. Kwak's salary was $350,000 per year. Mr. Kwak is entitled to options to purchase shares of common stock of the Company. See Part I, Item 6.

         Directors, who are not officers, are compensated at the rate of $4,000 per month and receive, annually, five-year options to purchase 100,000 shares exercisable at 85% of the average price per share for the 10-day period preceding the date of grant.

Stock Options

                         Number of Securities
                         (common stock)         Percent of total Options/
                         Underlying Options/    SARS granted to                Exercise or              Expiration
     Name                SARS granted (#)       employees in fiscal year       base price                  Date
-----------------        -------------------    ------------------------       -----------            ----------------
Thomas Hockin                 100,000                 100%                       $1.50 (1)            October 5, 2005

Jay Bartelstone               100,000                 100%                       $1.50 (1)            December 30, 2005

Charles Fox                   100,000                  *                         $2.55 (1)            February 1, 2006

Michael Handelman              25,000                 100%                       $1.50 (2)            August 1, 2005

Steve McCorkle                 60,000                 100%                       $1.50 (3)            November 20, 2005

Keith W. Renken               100,000                 *                          $2.55 (1)            March, 2006

Kwak Il-Hoon                  100,000                 *                          $1.50 (1)            April 1, 2006

* Issued in 2001

1.   Options are currently exercisable.

2. Options vest at the rate of 25% per annum commencing on the first anniversary of the date of grant.

3. Options vest as follows: 16 2/3% at the date of grant (November 20, 2000) and 16 2/3% on each anniversary of the date of grant.

         During 2001, our Board of Directors approved the 2000 Stock Option Plan (the "2000 Plan"), which has not yet been approved by our stockholders. An aggregate of 7,500,000 shares of our common stock may be issued under the 2000 Plan. Options which are granted under the 2000 Plan have a term of no more than ten years, and may be granted at an exercise price which is no less than 85% of the Fair Market Value (as defined in the 2000 Plan) per share on the date of grant. At December 31, 2000, no options had been issued under the 2000 Plan.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We presently have an exclusive license agreement with Proprietary dated as of January 12, 2000, for the use of our BIOLOC system. Proprietary and the Company were both founded by the same persons. Thomas Williams, our Chief Executive Officer, owns 50% of Proprietary. Proprietary presently owns the proprietary technology utilized in the BIOLOC system. In return for developing the BIOLOC system for us, in calendar year 2000, Proprietary was paid $1,594,390 in reimbursement for its research and development expenses (including stock-based compensation paid by Proprietary to an outside consultant). Such amount did not include any profit element, and Proprietary is not entitled to any ongoing license fee. Proprietary's activities in connection with the development of the BIOLOC system were completed as of December 31, 2000, and we do not anticipate that there will be any further development activities of or expenses owed to Proprietary.

         15,835,000 shares of our common stock were issued on January 12, 2000 to Thomas Williams, our President and Chief Executive Officer, for his role as one of our Founders. These shares of our common stock were issued for services actually rendered to us or for our benefit in connection with our formation.

         3,000,000 shares of our common stock were issued on January 12, 2000 to Harold A. Katersky, our Chairman of the Board and Chief Financial Officer, for his role as one of our Founders. These shares of our common stock were issued for services actually rendered to us or for our benefit in connection with our formation.

         3,975,000 shares of our common stock were issued on January 12, 2000 to DIA for its role as one of our Founders. These shares of our common stock were issued for services actually rendered to us or for our benefit in connection with our formation. Harold A. Katersky, our Chairman of the Board, owns 50% of the issued and outstanding shares of DIA.

         In the year ended December 31, 2000, $50,000 was paid to DIA as partial consideration to Harold A. Katersky for his services to us as our Chairman of the Board and Chief Financial Officer. 50% of DIA is owned by Mr. Katersky.

         PFG is beneficially owned by Jay Bartelstone, one of our directors. On July 10, 2000, we entered into an agreement with PFG, whereby PFG would introduce certain parties to us for the purpose of a transaction and in return would receive consulting and introduction fees. For its services, in connection with our acquisition of Hospitality, PFG received $350,000 and 1,457,456 shares of our common stock. See Part II, Item 4.

         In January, 2000, 7,000,000 shares of our common stock were issued to each of Mr. Katersky, our Chairman of the Board, and Mr. Williams, our Chief Executive Officer, in exchange for notes, which have been paid. See Part II,
Item 4.

         In January, 2000, David Cordova, one of our Founders, was granted 232,350 shares of common stock as a Founder. These shares of our common stock were issued for services actually rendered to us or for our benefit in connection with our formation. Mr. Cordova is the President, Chief Executive Officer and sole owner of The Kensington Group ("Kensington"). Kensington purchased 4,631,665 shares of our common stock from us pursuant to Regulation S. See Part II, Item 4. Kensington then transferred 3,737,157 of these shares to Mr. Cordova.

ITEM 8.  DESCRIPTION OF SECURITIES

         Our authorized capital stock consists of 250,000,000 shares of common stock, with no par value per share, of which 60,359,919 shares were issued and outstanding as of March 31, 2001. Each share of common stock entitles the holder to one vote on all matters upon which shareholders are permitted to vote. No shares of common stock are subject to redemption or any sinking fund provisions. All the outstanding shares of our common stock are fully paid and non-assessable.

         Our transfer agent is Securities Transfer Corporation, with its offices at 2591 Dallas Parkway, Suite 102, Frisco, Texas 75034.

ADDITIONAL INFORMATION

         Statements contained in this registration statement regarding the contents of any contract or any other document are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or other document filed as an exhibit to the registration statement. As a result of the filing of this registration statement, we will be subject to the informational requirements of the Securities Exchange Act of 1934 and, consequently, will be required to file annual and quarterly reports, proxy statements and other information with the SEC. This registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 upon payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1.800.SEC.0330. The SEC maintains a Website that contains reports, proxy and information statements and other information regarding registrants that file electronically with it. The address of the SEC's Website is http://www.sec.gov.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS; MARKET DATA

         This registration statement contains forward-looking statements within the meaning of the "safe harbor" provisions of Section 21E of the Securities Exchange Act of

1934, as amended. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminologies such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Forward-looking statements are speculative and uncertain and not based on historical facts. Because forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including those discussed under "Description of Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business Plan." Except for the operation of our manufacturing subsidiary, we have a short operating history with very little revenue from our operations. Our ability to increase revenue and achieve sustained profitability and positive cash flow will depend on market acceptance of our products and services.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this registration statement or to conform such statements to actual results.

PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

         An application on Form 211 with the OTC Compliance Unit of the National Association of Securities Dealers, Inc. was approved in late March, 2001. Our common stock has been approved for trading on the National Quotation Bureau ("NQB") Pink Sheets as of the date of this filing. As of the date of this filing there was one market maker in our common stock, T.R. Winston & Company, Inc.

         We are filing this Form 10-SB for the purpose of enabling our shares of common stock to commence trading on the NASDAQ Small Cap System, subject to compliance with applicable listing requirements. Our Form 10-SB must be declared effective by the Securities and Exchange Commission prior to our being approved for trading on the NASDAQ Small Cap System. Until such time as this Form 10-SB is declared effective, we expect that our shares of common stock will be quoted on the NQB Pink Sheets or the OTC Bulletin Board. An application to the National Association of Securities Dealers, Inc., or NASD, must be filed following the effective date of the Form 10-SB in order to have our shares of common stock quoted on the NASDAQ Small Cap System.

HOLDERS

         As of March 31, 2001, there were a total of 60,359,919 shares of our common stock outstanding, held by 2,863 shareholders of record.

DIVIDENDS

         We have never paid any dividends on our common stock and do not intend to pay any dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         From time to time, we are involved in various legal proceedings relating to claims arising in the ordinary course of business. We are not a party to any legal proceedings, the adverse outcome of which, individually or taken together with all other legal proceedings, is expected to have a material adverse effect on our prospects, financial condition or result of operations.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         On August 25, 2000, our Board of Directors elected to engage Deloitte & Touche, LLP to serve as our principal accountants to audit the Company's financial statements. We have had no disagreements with our accountants.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         FOUNDERS

         On January 12, 2000, we issued an aggregate 31,654,850 shares of our common stock to our 13 Founders for services actually rendered to us or for our benefit in connection with our formation. Of those shares, 15,835,000 were issued to Mr. Williams, our Chief Executive Officer, 3,000,000 shares were issued to Mr, Katersky, our Chairman of the Board, and 3,975,000 shares were issued to DIA, a corporation which was 50% owned by Mr. Katersky, who served as its President. On January 12, 2000 (Inception), we issued 7,000,000 shares of our common stock to each of our Chairman of the Board, Mr. Katersky, and our Chief Executive Officer, Mr. Williams, in exchange for a note receivable from each of $402,500. The notes receivable accrued interest at the rate of 8% per annum and were subsequently paid on December 31, 2000. Accrued interest as of December 31, 2000 aggregated $61,718 and is included in other assets.

         The issuance of all of these shares to our Founders did not constitute a public offering and was exempt from the registration provisions of the Securities Act of 1933, as amended (the "1933 Act"), pursuant to Section 4(2) of the 1933 Act.

         KENSINGTON GROUP

         We entered into an agreement, dated January 10, 2000, with Kensington, a corporation located in Bangkok, Thailand, pursuant to which we granted to Kensington the right to purchase up to 16,000,000 shares of our common stock. Of those shares, 10,641,181 were purchased as of March 31, 2001 for an aggregate purchase price of $15,961,772. Kensington is an accredited investor based outside of the United States. The purchase was for investment or resale outside of the United States. The shares were issued to Kensington in accordance with the exemption from registration provided by Rule 904 of Regulation S promulgated under the 1933 Act.

         HOSPITALITY ACQUISITION

         Pursuant to an Agreement and Plan of Merger, dated October 25, 2000, by and among Hospitality, Halter and IWM Subsidiary, Inc., a wholly owned subsidiary of ours, we acquired all of the then issued and outstanding shares of capital stock of Hospitality in exchange for 2,914,913 shares of our common stock, which were issued to Halter and the other creditors of Hospitality. These shares were issued in accordance with Section 1145 under the United States Bankruptcy Code. PFG, which is beneficially owned by Jay Bartelstone, one of our directors, entered into an agreement with us on July 10, 2000, whereby PFG introduced Hospitality to us and in return received $350,00 and 1,457,456 shares of our common stock.

         POLYCAST TRANSACTION

         On January 24, 2001, we completed the acquisition of all of the shares of PolyCast, Inc., a Louisiana corporation. The PolyCast shareholders exchanged 100% of their common stock for 200,000 shares of our common stock. These shares were issued in reliance upon the exemption from registration provided by Section 4(2) of the 1933 Act.

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The Articles of Incorporation contains provisions which in substance eliminate the personal liability of our directors and which provide for an indemnification of our directors and executive officers to the fullest extent permissible under the California Corporations Code.

         Limitations on liability provided for in our Articles of Incorporation do not restrict the availability of non-monetary remedies and do not affect a director's responsibility under any other law, such as the federal securities laws or state or federal environmental laws. However, the liability of such director is not limited to the extent that such director is found liable for (a) a breach of the director's duty of loyalty to us or our shareholders, (b) an act or omission not in good faith that constitutes a breach of duty of the director to us or an act or omission that involves intentional misconduct or a knowing violation of the law, (c) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (d) an act or omission for which the liability of the director is expressly provided under California law.

         We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as executive officers and directors. The inclusion of these provisions in our Articles of Incorporation may have the effect of reducing a likelihood of derivative litigation against our directors and may discourage or deter shareholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us or our shareholders.

         We have directors' and officers' liability insurance policies to cover certain liabilities of directors and officers arising out of claims based on certain acts or omissions by them in their capacity as directors or officers with policy limits of $1,000,000.

         Our Bylaws provide that our officers and directors shall be indemnified and held harmless by us from and against any judgments, fines, settlements and expenses actually incurred by such persons in connection with all threatened, pending or completed actions, claims, suits or proceedings; provided, however, that it must be determined that such officer or director acted in good faith and reasonably believed (1) that in the case of conduct in his official capacity on behalf of us that his conduct was in our best interest, and (2) with respect to any proceeding which is a criminal action, that he had no reasonable cause to believe that his conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent shall not, of itself, create a presumption that the person did not act in good faith and in a manner that the person reasonably believed to be in the best interests of the Company or that the person had reasonable cause to believe was unlawful. Any indemnification under our Bylaws shall be made by us only upon a determination that indemnification of such person is proper, such determination to be made by a majority vote of a quorum consisting of directors who at the time of the vote are not named defendants or respondents in such proceeding, or in the alternative by special legal counsel and/or the shareholders of the corporation, as described in our Bylaws.

PART F/S

         Financial Statements as of December 31, 2000 and for the Period from January 12, 2000 (Inception) to December 31, 2000 and as of December 31, 1999 and the 175-Day Period Ended June 23, 2000 and for the Years Ended December 31, 1999 and 1998 (Predecessor) and Independent Auditors' Report.

INTERGLOBAL WASTE
MANAGEMENT, INC.

Financial Statements as of December 31, 2000 and for the Period from January 12, 2000 (Inception) to
December 31, 2000 and as of December 31, 1999 and the
175-Day Period Ended June 23, 2000 and for the Years
Ended December 31, 1999 and 1998 (Predecessor) and
Independent Auditors' Report

INTERGLOBAL WASTE MANAGEMENT, INC.

TABLE OF CONTENTS
-------------------------------------------------------------------------------

                                                                                                   PAGE
INDEPENDENT AUDITORS' REPORT                                                                          1


FINANCIAL STATEMENTS:

Balance Sheets as of December 31, 2000 and December 31, 1999 (Predecessor)                            2

Statements of Operations for the Period from January 12, 2000 (Inception) to
  December 31, 2000 and the 175-Day Period Ended June 23, 2000 and the Years
  Ended December 31, 1999
  and 1998 (Predecessor)                                                                              3

Statement of Changes in Stockholders' Equity for the Period from January 12, 2000
  (Inception) to December 31, 2000                                                                    4

Statements of Changes in Stockholders' Equity for the 175-Day Period Ended June 23, 2000
  and the Years Ended December 31, 1999 and 1998 (Predecessor)                                        5

Statements of Cash Flows for the Period from January 12, 2000 (Inception) to
  December 31, 2000 and the 175-Day Period Ended June 23, 2000 and the Years
  Ended December 31, 1999
  and 1998 (Predecessor)                                                                             6-7

Notes to Financial Statements                                                                       8-19

                     [LETTERHEAD OF DELOITTE & TOUCHE LLP]



INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of InterGlobal Waste Management, Inc. and
  Royce Instrument Corporation (Predecessor)
Los Angeles, California

We have audited the accompanying balance sheet of InterGlobal Waste Management, Inc. and subsidiaries (the "Company") as of December 31, 2000 and the related statements of operations, stockholders' equity, and cash flows for the period from January 12, 2000 (Inception) to December 31, 2000, and the accompanying balance sheet of Royce Instrument Corporation ("Royce") (Predecessor) as of December 31, 1999 and the related statements of operations, stockholders' equity, and cash flows for the 175-day period ended June 23, 2000 and the years ended December 31, 1999 and 1998. These financial statements are the responsibility of the Company's and Royce's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2000, and the results of its operations and its cash flows for the period from January 12, 2000 (Inception) to December 31, 2000 and the financial position of Royce (Predecessor) as of December 31, 1999 and for the 175-day period ended June 23, 2000 and the years ended December 31, 1999 and 1998, in conformity with accounting principles generally accepted in the United States of America.



DELOITTE & TOUCHE LLP
Los Angeles, California

/s/ DELOITTE & TOUCHE LLP

March 26, 2001

INTERGLOBAL WASTE MANAGEMENT, INC.

BALANCE SHEETS
DECEMBER 31, 2000 AND 1999
-------------------------------------------------------------------------------

                                                                                  December 31,
                                                                December 31,          1999
ASSETS                                                              2000          (Predecessor)
                                                                --------------/----------------
                                                                              /
CURRENT ASSETS:                                                               /
  Cash and cash equivalents                                      $2,683,205   /    $   74,885
  Investments in certificates of deposit                          2,578,608   /
  Accounts receivable                                             1,057,571   /       706,065
  Inventory                                                       1,044,107   /       923,399
  Note receivable - employee                                         75,000   /
  Prepaid expenses and other current assets                         370,510   /        78,043
                                                                 ----------   /    ----------
                                                                              /
           Total current assets                                   7,809,001   /     1,782,392
                                                                 ----------   /    ----------
                                                                              /
PROPERTY AND EQUIPMENT:                                                       /
  Machinery and equipment                                           139,210   /       277,077
  Leasehold improvements                                             78,385   /       155,016
  Computer software and equipment                                   687,310   /        74,447
  Office equipment, furniture, and fixtures                         186,760   /        17,655
  Vehicles                                                           67,519   /        45,374
                                                                 ----------   /    ----------
                                                                              /
                                                                  1,159,184   /       569,569
           Less accumulated depreciation and amortization           148,013   /       379,470
                                                                 ----------   /    ----------
                                                                              /
           Total property and equipment, net                      1,011,171   /       190,099
                                                                 ----------   /    ----------
                                                                              /
OTHER ASSETS:                                                                 /
  Note receivable - employee                                          4,491   /
  Goodwill, net of accumulated amortization of $33,254              631,824   /
  Other assets                                                      450,520   /
                                                                 ----------   /
                                                                              /
           Total other assets                                     1,086,835   /
                                                                 ----------   /    ----------
                                                                              /
TOTAL                                                            $9,907,007   /    $1,972,491
                                                                 ==========   /    ==========


See notes to financial statements.

-------------------------------------------------------------------------------

                                                                                                          DECEMBER 31,
LIABILITIES AND STOCKHOLDERS' EQUITY                                                  DECEMBER 31,            1999
                                                                                          2000            (PREDECESSOR)
                                                                                      ----------------/---------------
                                                                                                      /
CURRENT LIABILITIES:                                                                                  /
  Revolving lines of credit                                                           $    704,785    /    $   680,734
  Accounts payable                                                                         909,874    /        630,763
  Accounts payable - related party (Note 12)                                               212,703    /        126,556
  Accrued expenses                                                                         685,391    /        225,239
  Current maturities of long-term debt                                                     160,457    /         14,455
                                                                                      ------------    /    -----------
                                                                                                      /
           Total current liabilities                                                     2,673,210    /      1,677,747
                                                                                      ------------    /    -----------
                                                                                                      /
LONG-TERM DEBT                                                                             114,390    /         27,542
                                                                                      ------------    /    -----------
                                                                                                      /
COMMITMENTS AND CONTINGENCIES (Note 13)                                                               /
                                                                                                      /
STOCKHOLDERS' EQUITY:                                                                                 /
  Common stock, no par value, 250,000,000 shares authorized, 59,562,646 shares                        /
    issued and outstanding in 2000; common stock, $.10 par value, 1,000,000                           /
    shares authorized, 653,300 shares                                                                 /
    issued and outstanding in 1999 (Predecessor)                                        17,676,445    /         65,330
  Additional paid-in capital                                                                          /        373,210
  Note receivable - stockholder                                                           (100,000)   /
  Accumulated deficit                                                                  (10,457,038)   /       (171,338)
                                                                                      ------------    /    -----------
                                                                                                      /
           Total stockholders' equity                                                    7,119,407    /        267,202
                                                                                                      /
                                                                                                      /
                                                                                                      /
                                                                                      ------------    /    -----------
TOTAL                                                                                 $  9,907,007    /    $ 1,972,491
                                                                                      ============    /    ===========

INTERGLOBAL WASTE MANAGEMENT, INC.

STATEMENTS OF OPERATIONS
PERIOD FROM JANUARY 12, 2000 (INCEPTION) TO DECEMBER 31, 2000 AND THE 175-DAY PERIOD ENDED JUNE 23, 2000 AND YEARS ENDED DECEMBER 31, 1999 AND 1998 (PREDECESSOR)
-------------------------------------------------------------------------------

                                                                                       PREDECESSOR
                                                                    ---------------------------------------------------
                                                January 12,           175-DAY
                                                   2000               PERIOD
                                              (Inception) to           Ended                      December 31,
                                               December 31,           June 23,          -------------------------------
                                                   2000                 2000                1999                1998
                                              -----------------/---------------         -----------         -----------
                                                               /
SALES                                          $  3,560,640    /    $ 2,799,448         $ 5,334,653         $ 5,031,043
                                                               /
COST OF SALES (Note 12)                           1,610,032    /      1,095,268           1,985,505           1,987,266
                                               ------------    /    -----------         -----------         -----------
                                                               /
GROSS PROFIT                                      1,950,608    /      1,704,180           3,349,148           3,043,777
                                                               /
SELLING, GENERAL, AND                                          /
  ADMINISTRATIVE EXPENSES                                      /
  (Including stock-based compensation                          /
    of $2,409,908)                               10,299,352    /      1,664,557           3,433,366           2,771,755
                                                               /
RESEARCH AND DEVELOPMENT                            540,841    /        108,790              20,290              20,847
                                                               /
RESEARCH AND DEVELOPMENT -                                     /
  RELATED PARTY  (Including                                    /
  stock-based compensation of $158,396)           1,594,390    /
                                               ------------    /    -----------         -----------         -----------
                                                               /
(LOSS) INCOME FROM                                             /
  OPERATIONS                                    (10,483,975)   /        (69,167)           (104,508)            251,175
                                                               /
INTEREST EXPENSE                                    (67,496)   /        (42,355)            (64,403)            (53,103)
                                                               /
OTHER INCOME (EXPENSE), Net                          94,433    /         (4,547)              1,917               2,949
                                               ------------    /    -----------         -----------         -----------
                                                               /
NET (LOSS) INCOME                              $(10,457,038)   /    $  (116,069)        $  (166,994)        $   201,021
                                               ============    /    ===========         ===========         ===========
                                                               /
BASIC AND DILUTED (LOSS)                                       /
  INCOME PER SHARE                             $      (0.20)   /    $     (0.18)        $     (0.26)        $      0.32
                                               ============    /    ===========         ===========         ===========

See notes to financial statements

INTERGLOBAL WASTE MANAGEMENT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
PERIOD FROM JANUARY 12, 2000 (INCEPTION) TO DECEMBER 31, 2000
-------------------------------------------------------------------------------

                                                                                              NOTE
                               NUMBER OF            COMMON             ACCUMULATED         RECEIVABLE
                                SHARES               STOCK               DEFICIT           STOCKHOLDER          TOTAL
                              -----------         ------------         ------------        -----------       -----------
BALANCE,
  JANUARY 12, 2000
  (Inception)                        --           $       --           $       --           $    --           $     --

  Issuance of common
    stock:
    Founders                   31,654,850
    Founders                   14,000,000              805,000                                                   805,000
    Royce acquisition             272,096              408,144                                                   408,144
    Private placement           9,263,331           13,894,997                                                13,894,997
    Reverse merger              2,914,913
    Reverse merger -
      finder's fee              1,457,456            2,186,184                                                 2,186,184
    Stock compensation                                 382,120                                                   382,120

  Note receivable -
    stockholder                                                                              (100,000)          (100,000)

  Net loss                                                              (10,457,038)                         (10,457,038)
                              -----------         ------------         ------------         ---------        -----------

BALANCE,
  DECEMBER 31, 2000            59,562,646         $ 17,676,445         $(10,457,038)        $(100,000)       $ 7,119,407
                              ===========         ============         ============         =========        ===========


See notes to financial statements.

ROYCE INSTRUMENT CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
175-DAY PERIOD ENDED JUNE 23, 2000 AND
YEARS ENDED DECEMBER 31, 1999 AND 1998 (PREDECESSOR)

-------------------------------------------------------------------------------

                                 ADDITIONAL
                                  NUMBER OF         COMMON           PAID-IN        ACCUMULATED        TREASURY
                                   SHARES            STOCK           CAPITAL          DEFICIT            STOCK             TOTAL
                                 ----------        ---------         --------       -----------        ---------         --------
BALANCE,
  JANUARY 1, 1998                  653,300         $  65,330         $368,460        $(205,365)        $  (2,000)        $226,425

  Net income                                                                           201,021                            201,021

  Sale of 29,500 shares of
    treasury stock                                                      4,750                              2,000            6,750
                                  --------         ---------         --------        ---------         ---------         --------

BALANCE,
  DECEMBER 31, 1998                653,300            65,330          373,210           (4,344)                           434,196

  Net loss                                                                            (166,994)                          (166,994)
                                  --------         ---------         --------        ---------         ---------         --------

BALANCE,
  DECEMBER 31, 1999                653,300            65,330          373,210         (171,338)                           267,202

  Net loss                                                                            (116,069)                          (116,069)
                                  --------         ---------         --------        ---------         ---------         --------

BALANCE,
  JUNE 23, 2000                    653,300         $  65,330         $373,210        $(287,407)        $    --           $151,133
                                  ========         =========         ========        =========         =========         ========


See notes to financial statements.

INTERGLOBAL WASTE MANAGEMENT, INC.

STATEMENTS OF CASH FLOWS
PERIOD FROM JANUARY 12, 2000 (INCEPTION) TO DECEMBER 31, 2000 AND THE 175-DAY PERIOD ENDED JUNE 23, 2000 AND YEARS ENDED DECEMBER 31, 1999 AND 1998 (PREDECESSOR)
-------------------------------------------------------------------------------

                                                                     January 12,                     PREDECESSOR
                                                                       2000          -------------------------------------------
                                                                   (Inception) to     175-Day               DECEMBER 31,
                                                                    DECEMBER 31,     PERIOD ENDED      -------------------------
                                                                       2000          June 23, 2000       1999            1998
                                                                   ----------------/------------       ---------       ---------
                                                                                   /
CASH FLOWS FROM OPERATING ACTIVITIES:                                              /
  Net (loss) income                                                 $(10,457,038)  /   $(116,069)      $(166,994)      $ 201,021
  Adjustments to reconcile net (loss) income to net cash                           /
    (used in) provided by operating activities:                                    /
    Deferred income tax credit                                                     /     (11,000)         (1,764)        (55,881)
    Depreciation and amortization                                        178,647   /      31,631          61,194          42,434
    Stock-based compensation                                           2,568,304   /
    Changes in assets and liabilities:                                             /
      Accounts receivable                                                (41,310)  /    (310,190)        265,787        (406,842)
      Inventory                                                           53,331   /    (174,039)       (197,839)        (98,246)
      Prepaid expenses and other current assets                         (286,990)  /       5,517         (13,876)         23,255
      Accounts payable                                                   150,362   /     214,896         159,989         158,163
      Accrued expenses                                                   431,208   /      25,803         (35,017)         83,500
                                                                    ------------   /   ---------       ---------       ---------
                                                                                   /
           Net cash (used in) provided by operating activities        (7,403,486)  /    (333,451)         71,480         (52,596)
                                                                    ------------   /   ---------       ---------       ---------
                                                                                   /
CASH FLOWS FROM INVESTING ACTIVITIES:                                              /
  Purchase of property and equipment                                    (967,017)  /      (1,641)       (104,529)        (75,879)
  Stockholder and employee notes receivable                             (179,491)  /
  Purchase of certificates of deposit                                 (2,706,213)  /
  Increase in other assets                                              (322,916)  /
  Cash paid to acquire Royce, net of cash acquired                                 /
    (see Note 2)                                                        (351,902)  /
                                                                    ------------   /   ---------       ---------       ---------
                                                                                   /
           Net cash used in investing activities                      (4,527,539)  /      (1,641)       (104,529)        (75,879)
                                                                    ------------   /   ---------       ---------       ---------
                                                                                   /
CASH FLOWS FROM FINANCING ACTIVITIES:                                              /
  Payments on long-term debt                                             (73,750)  /      (7,004)         (3,377)       (104,776)
  Borrowings on long-term debt                                           284,165   /                      45,374
  (Payments) borrowings under line of credit, net                       (296,182)  /     320,233          62,997         213,722
  Proceeds from sale of treasury stock                                             /                                       6,750
  Proceeds from sale of stock                                         14,699,997   /
  Other                                                                            /       3,143
                                                                    ------------   /   ---------       ---------       ---------
                                                                                   /
           Net cash provided by financing activities                  14,614,230   /     316,372         104,994         115,696
                                                                    ------------   /   ---------       ---------       ---------
                                                                                   /
NET INCREASE (DECREASE) IN CASH AND                                                /
   CASH EQUIVALENTS                                                    2,683,205   /     (18,720)         71,945         (12,779)
                                                                                   /
CASH AND CASH EQUIVALENTS,                                                         /
  BEGINNING OF PERIOD                                                       --     /      74,885           2,940          15,719
                                                                    ------------   /   ---------       ---------       ---------
                                                                                   /
CASH AND CASH EQUIVALENTS, END OF PERIOD                            $  2,683,205   /   $  56,165       $  74,885       $   2,940
                                                                    ============   /   =========       =========       =========

See notes to financial statements.
                                                                     (Continued)

INTERGLOBAL WASTE MANAGEMENT, INC.

STATEMENTS OF CASH FLOWS
PERIOD FROM JANUARY 12, 2000 (INCEPTION) TO DECEMBER 31, 2000 AND
THE 175-DAY PERIOD ENDED JUNE 23, 2000 AND
YEARS ENDED DECEMBER 31, 1999 AND 1998 (PREDECESSOR)
-------------------------------------------------------------------------------

                                                                     January 12,                     PREDECESSOR
                                                                       2000          -------------------------------------------
                                                                   (Inception) to     175-Day               DECEMBER 31,
                                                                    DECEMBER 31,     PERIOD ENDED      -------------------------
                                                                       2000          June 23, 2000       1999            1998
                                                                   ---------------/-------------       ---------       ---------
                                                                                  /
SUPPLEMENTAL DISCLOSURE OF                                                        /
  CASH FLOW INFORMATION:                                                          /
  Cash paid during the period for:                                                /
    Income taxes                                                   $      --      /    $  --             $72,918         $ 4,090
                                                                   ===========    /    =======           =======         =======
                                                                                  /
    Interest                                                       $    61,753    /    $62,000           $61,547         $50,737
                                                                   ===========    /    =======           =======         =======
                                                                                  /
  On June 23, 2000, the Company purchased Royce Instrument                        /
  Corporation The purchase was recorded as follows:                               /
                                                                                  /
    Cash paid                                                      $   391,857    /
    Common stock issued                                                408,144    /
    Professional fees                                                   16,210    /
                                                                   -----------    /
    Total consideration                                                816,211    /
                                                                   -----------    /
                                                                                  /
    Assets acquired                                                  2,442,931    /
    Liabilities assumed                                             (2,291,798)   /
                                                                   -----------    /
                                                                                  /
    Fair value of net assets                                           151,133    /
                                                                   -----------    /
                                                                                  /
    Goodwill                                                       $   665,078    /
                                                                   ===========    /


For the 175-day period ended June 23, 2000, Royce purchased equipment through financing by the seller for $29,554.

On October 25, 2000, pursuant to an Agreement and Plan of Merger, the Company issued 2,914,913 shares of common stock for a public shell company not having any assets, liabilities, or operations. The Company also issued 1,457,456 shares of common stock as a finder's fee, which was valued at $2,186,184.

During 2000, the Company granted 666,668 options to non-employees and recognized stock-based compensation expense of $382,120.

See notes to financial statements.
                                                                     (Concluded)

INTERGLOBAL WASTE MANAGEMENT, INC.

NOTES TO FINANCIAL STATEMENTS
PERIOD FROM JANUARY 12, 2000 (INCEPTION) TO DECEMBER 31, 2000 AND
THE 175-DAY PERIOD ENDED JUNE 23, 2000 AND YEARS ENDED
DECEMBER 31, 1999 AND 1998 (PREDECESSOR)
--------------------------------------------------------------------------------


1.        ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          The following is a summary of the significant accounting policies, which have been consistently applied in the presentation of the accompanying financial statements.

          COMPANY'S ACTIVITIES - InterGlobal Waste Management, Inc. ("IWM" or the "Company") was formed on January 12, 2000 and is in the business of research, development, and marketing of cost-effective, sustainable technologies to treat wastewater emanating from animal feeding operations. The Company acquired a 100 percent interest in Royce Instrument Corporation ("Royce" or the "Predecessor") on June 23, 2000, and at the time, IWM had no significant operations (see Note 2). Royce is engaged in the manufacturing and servicing of water quality instrumentation. Royce operates a facility in New Orleans, Louisiana.

          On September 8, 2000, the Company formed InterGlobal Waste Management Espana, S.A. ("IWM Espana"). IWM Espana, a wholly owned subsidiary of IWM, had no revenues during 2000.

          On October 25, 2000, pursuant to an Agreement and Plan of Merger, the Company issued 2,914,913 shares of common stock for a public shell company, which had no assets, liabilities, or operations (see Note 8).

          PRINCIPLES OF CONSOLIDATION - The results of operations of Royce are included in the accompanying financial statements for the period from June 23, 2000 (acquisition) to December 31, 2000. Intercompany accounts and transactions have been eliminated.

          EARNINGS PER SHARE - The Company computes basic and diluted earnings per shares in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share."

          The following table sets forth the computation of basic and diluted
          (loss) income per share:


                                        JANUARY 12,                     PREDECESSOR
                                           2000         -----------------------------------------
                                      (INCEPTION) TO      175-DAY               DECEMBER 31,
                                        DECEMBER 31,    PERIOD ENDED     ------------------------
                                           2000         JUNE 23, 2000       1999           1998
                                      --------------    -------------    ----------      --------
Net (loss) income                      $(10,457,038)      $(116,069)      $(166,994)      $201,021

Weighted-average shares
  outstanding used for basic and
  diluted (loss) income per share        51,462,252         653,000         653,000        638,550

Basic and diluted (loss) income
  per share                            $      (0.20)      $   (0.18)      $   (0.26)      $   0.32

          CASH AND CASH EQUIVALENTS - The Company considers all short-term instruments purchased with a maturity of three months or less to be cash equivalents.

          INVESTMENTS IN CERTIFICATES OF DEPOSIT - The Company invests in certificates of deposit with interest rates ranging from 5.2 to 6.15 percent at December 31, 2000. Maturities of certificates of deposit at December 31, 2000 are as follows: $2,578,608 in year 2001 and $125,000 in year 2003.

          CONCENTRATION OF CREDIT RISK - Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash, cash equivalents, and accounts receivable. The Company places its cash and cash equivalents with high credit-quality institutions and limits the amount of credit exposure at any one institution. The Company performs ongoing credit evaluations of its customers before granting uncollateralized credit and provides an allowance for estimated credit losses. No allowance for doubtful accounts is provided at December 31, 2000 and December 31, 1999, as all receivables are considered collectible by management.

          INVENTORY - Inventory is stated at the lower of cost (first-in, first-out) or market.

          PROPERTY AND EQUIPMENT - Property and equipment are stated at cost less accumulated depreciation and amortization using the straight-line method over the following useful lives:

          Machinery and equipment            3 - 7 years
          Leasehold improvements             Shorter of lease term or useful life
          Computer software and equipment    3 years
          Office equipment                   3 years
          Furniture and fixtures             5 - 10 years
          Vehicles                           5 years

          LONG-LIVED ASSETS - The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that an asset's carrying value may exceed the undiscounted expected future cash flows to be derived from that asset. Whenever undiscounted expected future cash flows are less than the carrying value, the asset will be reduced to an amount equal to the net present value of the expected future cash flows and an impairment loss will be recognized.

          GOODWILL - Goodwill represents the excess purchase price over net assets acquired and is being amortized on a straight-line basis over 10 years (see Note 2). Total cost and accumulated amortization amounted to $665,078 and $33,254, respectively, at December 31, 2000. The Company reviews goodwill for impairment whenever events or changes in circumstances indicate that an asset's carrying value may exceed the undiscounted expected future cash flows to be derived from that asset. Whenever undiscounted expected future cash flows are less than the carrying value, the asset will be reduced to an amount equal to the net present value of the expected future cash flows and an impairment loss will be recognized.

          RESEARCH AND DEVELOPMENT - Expenditures on research and development activities amounted to $2,135,231 for the period from January 12, 2000 (Inception) to December 31, 2000 (see Note 12). Research and development expenditures are charged to expense as incurred.

          REVENUE RECOGNITION - Revenue is recognized upon shipment of the product, as this is when title passes to the customer, unless the sales contract requires installation of the products prior to customer acceptance. Revenue on contracts requiring installation is recorded upon completion of installation and customer acceptance. The Company does not grant rights of return.

          WARRANTIES - The Company's products are covered by a one-year warranty. Estimated future costs of repair, replacement, or customer accommodations are reflected in the accompanying financial statements. Such warranty reserves amounted to $50,000 and $40,000 at December 31, 2000 and December 31, 1999, respectively, and are included in accrued expenses. The cost of warranty is included in cost of sales.

          INCOME TAXES - The Company accounts for income taxes using the liability method. Deferred income taxes are provided for temporary differences between the basis of the Company's assets and liabilities for financial reporting and income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company provides a valuation allowance against deferred tax assets if it is more likely than not that these assets will not be realized.

          USE OF ACCOUNTING ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          RECENT ACCOUNTING PRONOUNCEMENT - SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," is effective for all fiscal years beginning after June 15, 2000. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Under SFAS No. 133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company will adopt SFAS No. 133 effective January 1, 2001. Management does not expect the adoption of SFAS 133 to have a significant impact on the financial position, results of operations, or cash flows of the Company.

          In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements," which provides additional guidance in applying accounting principles generally accepted in the United States of America to revenue recognition in the financial statements. The Company believes that its revenue recognition practices are consistent with the requirements of SAB No. 101.

2.        ACQUISITION OF SUBSIDIARY

          As discussed in Note 1, the Company acquired a 100 percent interest in Royce on June 23, 2000. The acquisition was accounted for under the purchase method of accounting. The acquisition included cash consideration of $391,857, as well as 272,096 shares of common stock valued at $408,144 and acquisition costs of $16,210. The following table summarizes the fair value of assets and liabilities of the business acquired as of the date of acquisition and the computation of the excess of the purchase price over the fair value of the net assets acquired:


                                                                        FAIR VALUE OF
                                                                       ASSETS ACQUIRED
                                                                       AND LIABILITIES
                                                                           ASSUMED
                                                                       ---------------
Cash and cash equivalents                                                $   56,165
Accounts receivable, net                                                  1,016,261
Inventories                                                               1,097,438
Property and equipment, net                                                 189,547
Other assets                                                                 83,520
                                                                         ----------

Total assets                                                              2,442,931
                                                                         ----------

Accounts payable                                                            972,215
Accrued expenses and other liabilities                                      254,185
Revolving line of credit                                                  1,000,967
Installment loan obligations                                                 64,431
                                                                         ----------

Total liabilities                                                         2,291,798
                                                                         ----------

Fair value of net assets acquired                                        $  151,133
                                                                         ==========

Purchase price and closing costs                                            816,211
                                                                         ----------

Excess of purchase price over the fair value of net assets acquired      $  665,078
                                                                         ==========


          Pro forma unaudited selected financial data for the period from January 12, 2000 (Inception) to December 31, 2000 is presented as if Royce had been acquired by the Company at inception as follows:

                                       AS REPORTED         PRO FORMA
                                      ------------       -------------
Revenues                              $  3,560,640       $  6,168,126
Net loss                               (10,457,038)       (10,595,631)
Basic and diluted loss per share             (0.20)             (0.21)

          The unaudited pro forma information is not necessarily indicative either of results of operations that would have occurred had the purchase been made as of January 12, 2000 or of future results of operations of the consolidated company.

3.        INVENTORY

          Inventory consisted of the following:

                                       DECEMBER 31,
                                ------------------------
                                   2000           1999
                                              (PREDECESSOR)
                                ----------    -------------
Raw materials and supplies      $  629,672      $613,908
Work in progress                    96,771        75,238
Finished goods                     317,664       234,253
                                ----------      --------

Total                           $1,044,107      $923,399
                                ==========      ========


4.        OTHER ASSETS

          Other assets consisted of the following:

                            DECEMBER 31,
                                2000
                            ------------
Certificates of deposit       $127,605
Security deposits               65,558
Miscellaneous receivable       191,025
Other                           66,332
                              --------
Total                         $450,520
                              ========

5.        LINES OF CREDIT

          As of December 31, 2000 and 1999, the Company and Royce had revolving lines of credit with a bank, which were available as a source of short-term financing. A summary of the terms of the lines of credit is as follows:

          o Advances of up to 80 percent of the Company's eligible foreign receivables, as defined, subject to a maximum loan balance of $750,000, interest charged at 1.5 percent over the Wall Street Journal Prime Rate (11.00 percent and 10.00 percent at December 31, 2000 and 1999, respectively), collateralized by substantially all assets of the Royce, due November 15, 2001, guaranteed by IWM.

          o Advances of up to 75 percent of the Company's eligible domestic receivables plus 50 percent of the aggregate amount of the eligible inventory, as defined, subject to a maximum loan balance of $1,500,000, interest charged at 1.25 percent over the Wall Street Journal Prime Rate (10.75 percent and
                    9.75 percent at December 31, 2000 and 1999, respectively), collateralized by substantially all assets of Royce, due November 3, 2001, guaranteed by IWM.

          At December 31, 2000 and 1999, there was an outstanding balance on the lines of credit of $704,785 and $680,734, respectively.

6.       ACCRUED EXPENSES

          Accrued expenses consisted of the following:

                                             DECEMBER 31,
                                       ----------------------
                                         1999          2000
                                                   (PREDECESSOR)
                                       --------    -------------
Accrued commissions                    $ 39,479      $ 48,757
Accrued payroll and related taxes       340,091        72,918
Warranty reserves                        50,000        40,000
Other                                   255,821        63,564
                                       --------      --------

Total                                  $685,391      $225,239
                                       ========      ========

7.       LONG-TERM DEBT

          Long-term debt consisted of the following:

                                                                                        DECEMBER 31,
                                                                                   ------------------------
                                                                                     2000         1999
                                                                                              (PREDECESSOR)
                                                                                   --------   -------------
8.7% note payable to a bank, principal payable in monthly
  installments of $695 and interest payable monthly, maturing in
  April 2003                                                                       $ 17,700      $  --

8.15% note payable to a bank, principal payable in monthly
  installments of $2,778 and interest payable monthly, maturing in
  July 2003                                                                          86,111

10.5% contract payable to Transamerica Insurance Financing,
  interest and principal payable in monthly installments of $13,242,
  maturing in May 2001                                                               82,613

3.9% note payable to Ford Motor Credit, truck pledged as collateral, interest and principal payable in monthly installments
  of $868, maturing in June 2003                                                     24,768

26.2% contract payable to Republic Leasing, telephone equipment pledged as collateral, interest and principal payable in monthly
  installments of $1,616, maturing in July 2002                                      36,113

4.9% note payable to Ford Motor Credit, truck pledged as collateral, interest and principal payable in monthly installments
  of $607, maturing in August 2002                                                   11,623       18,163

6.9% note payable to Ford Motor Credit, truck pledged as collateral, interest and principal payable in monthly installments
  of $776, maturing in October 2002                                                  15,919       23,834
                                                                                   --------      -------

                                                                                    274,847       41,997
Less current maturities                                                             160,457       14,455
                                                                                   --------      -------

Total long-term debt                                                               $114,390      $27,542
                                                                                   ========      =======

          Total maturities of long-term debt are as follows:

 YEAR ENDING
DECEMBER 31,
    2001                    $160,457
    2002                      78,394
    2003                      35,996
                            --------
                            $274,847
                            ========

8.        STOCKHOLDERS' EQUITY

          FOUNDERS SHARES - On January 12, 2000, the Company issued 31,654,850 shares of its common stock to its Founders. On January 12, 2000 (Inception), the Company issued 14,000,000 shares of common stock to two stockholders in exchange for notes receivable of $805,000. The notes receivable from the stockholders accrued interest at the rate of 8 percent per annum and were subsequently paid on December 31, 2000. Accrued interest as of December 31, 2000 was $61,718 and is included in other assets.

          PRIVATE PLACEMENT - The Company entered into a private placement agreement with The Kensington Group, a Thai Corporation ("Kensington"), whereby the Company may sell up to 16 million shares of common stock at a purchase price of $1.50 per share. The Agreement is terminated 30 days after providing Kensington written notice or on January 9, 2001, whichever comes first. Subsequent to December 31, 2000, we continued to sell shares to Kensington at a renegotiated price of $3.00. As of December 31, 2000, Kensington purchased 9,263,331 shares of the Company's common stock for $13,894,997, of which 4,631,665 shares have been sold by Kensington to third party investors. David Cordova, the president of Kensington, is one of the original founders of the Company and was issued 232,350 of founder shares.

          ROYCE - On June 23, 2000, Royce redeemed 320,000 shares of its common stock for a total cost of approximately $391,857. IWM provided $391,857 to Royce to facilitate the redemption of its common stock. Immediately after such redemption, the remaining stockholders exchanged 100 percent of their stock in Royce for 272,096 shares of IWM common stock valued at $408,144 (see Note 13).

          HOSPITALITY ACQUISITION - On October 25, 2000, pursuant to an Agreement and Plan of Merger, the Company issued an aggregate of 2,914,913 shares of common stock to certain creditors of Hospitality Companies, Inc., a Texas corporation ("Hospitality"), and Halter Financial Group, Inc. ("Halter"). Such shares were issued in accordance with Section 1145 under the United States Bankruptcy Code. As such, the transaction was exempt from the registration requirements of Section 5 of the Securities Act of 1933. The Company formed a wholly owned subsidiary, IWM Subsidiary, Inc., to effect the Agreement and Plan of Merger. At the time of the merger, Hospitality had no assets, liabilities, and operations. As such, Hospitality was recapitalized with the resultant capital offset by the purchase price of $4,372,370. In addition to being issued shares as a creditor of Hospitality, Halter was paid $360,000 for merger transaction services, which is included in selling, general, and administrative expenses. In addition, Private Financing Group assisted the Company with the reverse merger and was paid $350,000 and issued 1,457,456 shares of common stock valued at $2,186,184 in advisory fees, which is included in selling, general, and administrative expenses.

9.       INCOME TAXES


          The components of the provision for income taxes, which are principally federal taxes, were as follows:


                                                       PREDECESSOR
                      JANUARY 12,       -------------------------------------------
                          2000            175-DAY
                    (INCEPTION) TO      PERIOD ENDED            DECEMBER 31,
                      DECEMBER 31,        JUNE 23,       --------------------------
                          2000              2000            1999             1998
                    --------------      ------------     ---------        ---------
Current income tax     $    --           $    --         $(58,000)        $ 55,881
Deferred income tax         --                --           58,000          (55,881)
                       ----------        ---------       ---------        ---------

Total                  $    --           $    --         $   --           $   --
                       ==========        =========       =========        =========


          The Company's recorded income tax expense differs from the amount expected based upon the statutory federal tax rate for the reasons explained below:

                                                                 PREDECESSOR
                                   JANUARY 12,      ------------------------------------
                                     2000             175-DAY
                                 (INCEPTION) TO     PERIOD ENDED         DECEMBER 31,
                                  DECEMBER 31,        JUNE 23,     ---------------------
                                     2000               2000         1999         1998
                                  -------------     ------------   --------     --------
Income tax (benefit) expense
  at statutory rate               $(3,555,000)        $(39,000)    $(57,000)    $ 68,000
Non-deductible expenses               884,000                        16,000       12,000
State benefit                        (445,000)
Changes in valuation allowance      3,116,000           39,000       41,000      (80,000)
                                  -----------         --------     --------     --------

Recorded income tax expense       $      --           $   --       $   --       $   --
                                  ===========         ========     ========     ========

          The components of the Company's deferred tax asset included in prepaid expenses and other assets were as follows:


                                      DECEMBER 31,
                            ------------------------------
                                2000             1999
                                             (PREDECESSOR)
                            -----------      -------------
Inventory                   $    39,000        $ 32,000
Property and equipment           16,000          15,000
Warranty reserve                 17,000          14,000
Net operating loss            3,248,000
Other                          (204,000)         (7,000)
                            -----------        --------

Total deferred tax asset      3,116,000          54,000
Less valuation allowance      3,116,000          54,000
                            -----------        --------

Net deferred tax asset      $      --          $   --
                            ===========        ========

          The Company has provided a valuation allowance against certain deferred tax assets because it is more likely than not that a portion of these assets will not be realized. The increase in valuation allowance of $3,116,000 is primarily due to an increase in net operating losses.

          The Company has net operating loss carryforwards of approximately $7,719,000 for federal and state purposes, which expire through 2020 and 2008, respectively.

10.       STOCK OPTION PLAN

          During 2001, the Company's Board of Directors approved the 2000 Stock Option Plan (the "2000 Plan"), which has not yet been approved by the stockholders of the Company. An aggregate of 7,500,000 shares of the Company's common stock may be issued under the 2000 Plan. At December 31, 2000 no options have been issued under the 2000 Plan.

          During 2000, the Company granted, to employees and directors, options to purchase 2,217,499 shares of common stock at a price of $1.50 per share, which management believes represented the market price on the date of grant. Of these options granted, 1,696,666 shares are fully vested on the date of grant and the remaining options are exercisable ratably over two years to five years from the grant date. The options expire from 3 years to 5 years from the date of grant.

          In December 2000, the Company granted to a director, options to purchase 100,000 shares of common stock at an exercise price equal to 85 percent of the ten day average price per share prior to vesting at the end of every full calendar year (or proportion thereof) served as a director. During 2000, the option price was equal to fair market value of $1.50 and thus no compensation expense has been recognized. The options expire 5 years from the date of grant.

          On November 20, 2000 and December 1, 2000, the Company granted to two employees options to purchase 50,000 shares and 500,000 shares, respectively, of common stock at an exercise price equal to the lowest trade price in the 12 months of trading prior to vesting. Such options vest over a period of 5 years, 10,000 shares and 100,000 shares, respectively, per year on the anniversary of employment. During 2000, the option price was equal to fair market value of $1.50 and thus no compensation expense has been recognized. The options expire 5 years from the date of grant.

          The Company applies Accounting Principles Opinion No. 25 in accounting for stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the accompanying financial statements. Had the Corporation determined compensation cost based on the fair value at the grant date for its stock option under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per diluted share would have been increased to the pro forma amounts indicated below:


          Net loss:
            As reported                                  $  (10,457,038)
            Pro forma                                       (10,554,109)

          Net loss per diluted share:
            As reported                                  $        (0.20)
            Pro forma                                             (0.21)

          The per share weighted-average fair value of stock options granted during 2000 was $.15 per share on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield 0 percent, average risk-free interest rate of 5.63 percent, expected volatility of 0 percent, and an expected life of 1 to 5 years.

          At December 31, 2000, the weighted-average exercise price and remaining contractual life of outstanding options was $1.50 and 3.3 years, respectively.

          During 2000, the Company granted 666,668 options to non-employees at $1.50 per share as consideration for various consulting and other services, and recognized stock-based compensation expenses of $382,120 in connection with these options. The options vest upon the non-employee meeting certain milestones. The value of these services was determined using the Black-Scholes valuation model using a weighted-average risk-free rate of 6.625 percent, volatility of 70 percent, and actual term of 5 years. The value is being recognized over the period as the services are being rendered. Such options expire 5 years from the date of grant.

          In addition, the Company granted 100,000 options to a non-employee at $5.00 per share for the purchase of intellectual property. The value of the intellectual property was determined using the Black-Scholes valuation model using a risk-free rate of 5 percent, volatility of 70 percent, and actual term of 2 years. The value is not significant. Such options expire 2 years from the date of grant.

          The Company accounts for stock options issued to non-employees in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

11.       OPERATING LEASES

          The Company leases its corporate facilities at a current monthly rent of $8,343. The lease has scheduled rent increases from $8,343 to $9,390 over the life of the lease. The lease, which expires on March 31, 2005, has an additional three-year option. Rent expense was $83,463 for the period from January 12, 2000 (inception) to December 31, 2000.

          In addition to the above building lease, Royce leases a building used in its operations in New Orleans at a monthly rent of $4,280. Of this amount, $1,070 a month is paid to Royce by a related company under a sublease agreement. The original building lease expired on March 31, 2000. Effective April 1, 2000, the lease was extended for a five-year term expiring March 31, 2005, requiring monthly payments of $4,450. Rent under this lease charged to operations from June 23, 2000 to December 31, 2000 was $20,280, net of sublease income of $6,420. Rent under this lease charged to the 175-day period ended June 23, 2000 operations was $19,000, net of sublease rental income of $6,200. Rent under this lease charged to 1999 operations was $38,520, net of sublease rental income of $12,840. Rent under this lease charged to 1998 operations was $44,160, net of sublease rental income of $7,200. In August 2000, Royce began leasing additional space at its New Orleans facility at a monthly rent of $3,371. The lease expires on August 15, 2001, with a one-year option to renew the lease. Rent under this lease charged to operations during 2000 was $15,170.

          The Company also leases two automobiles at monthly rates of $1,134 and $342, which expire in May 2002 and December 2003, respectively. For the period from January 12, 2000 (Inception) to December 31, 2000, lease expense charged to operations was $7,940.

          Minimum required future rental payments under operating leases are:


          YEAR ENDING
          DECEMBER 31,

                2001                                    $ 213,929
                2002                                      192,207
                2003                                      166,104
                2004                                      165,261
                2005                                       41,520
                                                        ---------
                                                        $779,0231
                                                        =========

12.       RELATED PARTY TRANSACTIONS AND OTHER MAJOR SUPPLIER

          Royce purchases certain inventory from a related company. The inventory purchases totaled approximately $300,000 from January 1, 2000 to June 23, 2000 (27 percent of total inventory) and $250,000 (25 percent of total inventory purchases) for the period from June 23, 2000 to December 31, 2000 and $400,000 and $300,000 (22 percent and 17 percent of total inventory purchases) for 1999 and 1998, respectively. The amount owed to such related company was $212,703 and $126,556 at December 31, 2000 and 1999, respectively.

          In addition, Royce purchases a majority of its electronic components from an unrelated supplier. Such inventory purchases totaled approximately $270,000 (25 percent of total inventory purchases) from January 1, 2000 to June 23, 2000 and $220,000 (26 percent of total inventory purchases) for the period from June 23, 2000 to December 31, 2000 and $630,000 and $600,000 (35 percent and 34 percent of total inventory purchases) for 1999 and 1998, respectively.

          The Company has a note receivable from a stockholder of the Company in the amount of $100,000. The note bears interest at 8 percent per annum. The unsecured note has no prepayment penalties, and the unpaid principal and interest are due in June 2003.

          The Company has two notes receivables from employees in the amounts of $75,000 and $4,491. The unsecured notes bear interest at 8 percent per annum and are payable on December 11, 2001 and June 23, 2003, respectively.

          The Company paid an affiliate, IWM Proprietary, Ltd. (an Australian Company), $1,594,390 (including stock-based compensation of $158,396) for research and development of the technology to treat wastewater emanating from animal feeding operations. The Company has an exclusive licensing agreement for the use of this technology in exchange for reimbursement of all costs incurred by IWM Proprietary, Ltd. At December 31, 2000, development of the technology was substantially complete. This was charged to research and development expense. In addition, IWM Proprietary paid Royce $100,000 for the design of a controller, which Royce recognized as revenue in the 175-day period ended June 23, 2000.

13.       COMMITMENTS AND CONTINGENCIES

          LICENSE AGREEMENT - In June 2000, the Company entered into an agreement with Photonic Sensor Systems, Inc. ("Photonic") whereby Photonic granted the Company the exclusive, worldwide license to use and sell its optical sensor chip technology in five new applications to be developed by Photonic. In addition, Photonic, which will retain the exclusive right to make or have made the optical sensor chips, agreed that the Company has the exclusive contract to purchase optical sensor chips from Photonic and Photonic has an exclusive contract to sell the optical sensor chips to the Company. The purchase price per chip will be determined in good faith between the parties. The Company agreed to purchase from Photonic, beginning in calendar year 2005, not less than $2 million of optical sensor chips per calendar year, and beginning in calendar year 2007, $3 million per calendar year.

          The Company also agreed to pay Photonic an initial payment of $250,000, payable no later than six months after the execution of the agreement for the development of the first new application to the optical sensor chip technology. Payments per the agreement shall be subject to attaining certain milestones in the development of the applications. Subsequent payments totaling $1,000,000, shall be payable over a period of not less than four years, at a rate not less than $250,000 per year. As of December 31, 2000, the Company paid Photonic $170,000, which was charged to research and development expense.

          ROYCE - On July 23, 2000, the former owners of Royce representing 300,000 of the shares that were redeemed filed suit against Royce, an officer of Royce, and an affiliate, contending that the affiliate was overpaid for certain items purchased by Royce. Royce won a summary judgment against the former owners of Royce who have subsequently filed for a new trial. In the opinion of management, the suit is without merit and will have no significant effect on the financial position, results of operations, or cash flows of the Company.

14.       SEGMENT, GEOGRAPHIC AND PRODUCT INFORMATION

          The Company operates in one reportable segment and sells one product, which is water quality instrumentation. The Company did not have any sales to an individual foreign country exceeding 10 percent of total sales for any period presented. The following are summaries of sales to geographic areas based on the location of the entity purchasing the Company's product within the segment:

                                         JANUARY 12,                    PREDECESSOR
                                             2000       --------------------------------------------
                                        (INCEPTION) TO    175-DAY                DECEMBER 31,
                                          DECEMBER 31,  PERIOD ENDED      --------------------------
                                             2000       JUNE 23, 2000        1999            1998
                                        --------------  -------------     ----------      ----------
Sales by Geography and Products:
  Domestic:
    Instrumentation:
      Wastewater Treatment                $1,391,607      $  783,835      $1,826,071      $2,092,140
      Aquaculture                          1,153,493         716,420       1,012,704
      OEM                                     73,032         118,235         154,203         432,768
    Repairs                                   93,709          50,362         112,694          98,058
    Parts                                    127,799         218,746         455,378         367,678
                                          ----------      ----------      ----------      ----------
                                           2,839,640       1,887,598       3,561,050       2,990,644
                                          ----------      ----------      ----------      ----------
  International:
    Instrumentation:
      Wastewater Treatment                   721,000         698,708      1,605,553        1,532,256
      OEM                                                    113,142        168,050          508,143
      Related Party                                          100,000
                                          ----------      ----------      ----------      ----------
                                             721,000         911,850       1,773,603       2,040,399
                                          ----------      ----------      ----------      ----------
                                          $3,560,640      $2,799,448      $5,334,653      $5,031,043
                                          ==========      ==========      ==========      ==========

15.       SUBSEQUENT EVENT

          In February 2001, the Company completed the acquisition of PolyCast, Inc. ("PolyCast"), a Louisiana corporation. PolyCast is a specialty polymer molding company. PolyCast uses liquid polymers to produce prototypes and electronic encapsulations, potting, and parts that are not manufacturable with other polymer processing techniques. The PolyCast stockholders redeemed 100 percent of their common stock for 200,000 shares of IWM common stock valued at $300,000. Pro forma information is not presented, as the impact on revenues, net income, and earnings per share are not significant.

                                     ******

         The above discussion of the California Corporation Code, our Articles of Incorporation, and our Bylaws is not intended to be exhaustive and is qualified in its entirety by such statutes, our Articles of Incorporation and our Bylaws, respectively.

PART III

ITEM 1.  INDEX TO EXHIBITS

2.1      Articles of Incorporation of InterGlobal Waste Management, Inc.

2.2      Restated Bylaws of InterGlobal Waste Management, Inc.

6.1 Stock Purchase Agreement, dated January 10, 2000, by and between the Company and the Kensington Group.

6.2 Agreement and Plan of Merger, dated October 25, 2000, by and among Hospitality Companies, Inc., Halter Financial Group, Inc. and
         IWM Subsidiary, Inc.

6.3 Stock Exchange Agreement, dated as of June 23, 2000, by and among the Company Royce, James R. Dartez, Karen C. Gleason and Mary A. Gallodoro.

6.4 First Amendment to Stock Exchange Agreement, dated August 21, 2000, by and among the Company, Royce Instruments Corporation, James R. Dartez, Karen C. Gleason, Mary A. Gallodoro and Ruby Ramsey

6.5 Agreement, dated June, 2000, by and among the Company, Royce Instrument Corporation and Photonic Sensor Systems, Inc.

6.6 License Agreement, dated January 15, 2000, by and between the Company and IWM Proprietary, Ltd.

6.7 Stock Purchase Agreement, dated as of January 24, 2001, by and among the Company, PolyCast Corporation, James Dartez, James Thomas South, Sean E. Thomas, Warren P. Clark, David Radle, Karen Gleason, Michael Dalferes and Arthur Dalferes

6.8      2000 Stock Option Plan of the Company

10.1     Independent Auditors' Consent of Deloitte & Touche LLP dated April 3,
         2001.

SIGNATURES

         In accordance with Section 12 of the Securities Act of 1934, the Company caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


DATE:  April 5, 2001

                                        INTERGLOBAL WASTE MANAGEMENT, INC.




                                        By: /s/ MICHAEL A. HANDELMAN
                                            ------------------------------------
                                                 Michael A. Handelman
                                                 Chief Financial Officer




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